IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.5 TO THE PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM S-1 REGISTRATION STATEMENT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

[redacted]

Washington, DC 20549

[redacted]

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Chicopee Bancorp, Inc.	0001355786
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Exhibit 99.5 to the Pre-Effective No.2 to the Form S-1	333-132512
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

PRO FORMA VALUATION UPDATE REPORT

CHICOPEE BANCORP, INC.

HOLDING COMPANY FOR
CHICOPEE SAVINGS BANK
Chicopee, Massachusetts

Dated As Of:
April 21, 2006

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

April 21, 2006

Board of Trustees
Chicopee Savings Bank
70 Center Street
Chicopee, Massachusetts 01014

Members of the Board of Trustees:

At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion ("Conversion") of Chicopee Savings Bank, Chicopee, Massachusetts ("CSB" or the "Bank"), as described below.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks (the "Division") in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated February 17, 2006 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This update has been prepared to reflect: (1) changes in stock market conditions for thrifts since the Original Appraisal; and (2) CSB's recent financial developments as of March 31, 2006.

Plan of Conversion

The Board of Trustees of the Bank adopted a plan to reorganize from the mutual form of organization to the stock form of organization within a holding company structure (the "Plan") on October 27, 2005, and amended such plan as of January 9, 2006. Pursuant to the Plan, Chicopee Savings Bank will reorganize from a Massachusetts chartered mutual savings bank into a Massachusetts chartered stock savings bank. The conversion (the "Conversion") will be accomplished under the laws of the Commonwealth of Massachusetts and the regulations of the Division and the FDIC, and other applicable laws and regulations. Pursuant to the Conversion, the Bank will become a wholly-owned subsidiary of Chicopee Bancorp, Inc. (the "Company"), a Massachusetts corporation. Concurrently, the Company will sell, in the Subscription and

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Community Offerings, Company common stock in the amount equal to the appraised value of the Bank. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Company. The Company will use 50% of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Company will be loaned to the ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

It is anticipated that the shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Plans, and Employees, Officers, Trustees and Corporators of Chicopee Savings Bank. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Concurrent with the Conversion, the Bank will form a charitable foundation called the Chicopee Savings Bank Charitable Foundation (the "Foundation"). The Foundation will be funded in an amount equal to 8% of the stock offering with conversion stock.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Bank as of March 31, 2006, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

Table 1 presents summary balance sheet and income statement data through March 31, 2006. The overall composition of the Bank's updated balance sheet was generally comparable to the fiscal year end 2005 data, with the Bank experiencing modest asset growth during the three month period. Consistent with recent trends, the balance sheet was largely funded by deposits, which funded growth of both loans and investments.

Growth Trends

The Bank's total assets decreased by slightly more than $1 million over the three months ended March 31, 2006, in contrast to recent growth trends. The balance of loans increased modestly during the three month period which is primarily attributable to expansion of the portfolio of commercial mortgage and C&I loans as the balance of residential mortgage loans continues to diminish. The balance of cash and investments diminished modestly reflecting normal fluctuations of cash and liquidity. The increase in deposits ($2.9 million) was more than offset by reductions in borrowed funds, primarily related to shrinkage of retail repurchase agreements. Equity increased from December 31, 2005, to March 31, 2006, as a result of interim earnings.

Loan Receivable

Loans receivable increased from $315.6 million, as of December 31, 2005, to $317.5 million, as of March 31, 2006, and the proportion to total assets increased slightly. The loan portfolio continues to gradually shift in composition to include a higher proportion of commercial mortgage and C&I loans. The residential mortgage loan portfolio consists primarily of adjustable rate loans as the Bank's policy is to generally sell longer term fixed rate loans into the secondary market.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities ("MBS") decreased modestly overall during the three months ended March 31, 2006, to equal $48.6 million in aggregate, or 12.5% of assets. The comparatively modest level of cash and investments is reflective of CSB's general preference to invest in whole loans.

Funding Structure

Deposit balances increased by $1.9 million over the three months ended June 30, 2006, to equal $317.5 million, or 81.4% of total assets. Borrowed funds diminished modestly as the increase in advances was more than offset by a decline in retail repurchase agreements.

Table 1
Chicopee Savings Bank
Recent Financial Data

	At December 31, 2005		At March 31, 2006	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$391,349	100.00%	$390,081	100.00%
Cash and cash equivalents	17,586	4.49%	14,691	3.77%
Securities - AFS	4,934	1.26%	4,723	1.21%
Securities - HTM	29,472	7.53%	29,221	7.49%
Loans receivable (net)	315,649	80.66%	317,530	81.40%
Deposits	295,023	75.39%	297,929	76.38%
Total borrowings	49,580	12.67%	44,967	11.53%
Total equity	43,441	11.10%	43,880	11.25%

	12 Months Ended December 31, 2005		12 Months Ended March 31, 2006	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$18,832	5.05%	$19,605	5.13%
Interest Expense	(6,930)	-1.86%	(7,579)	-1.98%
Net Interest Income	$11,902	3.19%	$12,026	3.15%
Provision for Loan Losses	(120)	-3.00%	(240)	-0.06%
Net Interest Income after Provisions	$11,782	3.16%	$11,786	3.09%
Other Operating Income	1,377	0.37%	1,430	0.37%
Operating Expense	(11,087)	-2.98%	(11,251)	-2.95%
Net Operating Income	2,072	0.56%	1,965	0.51%
Net Non-Operating Income	115	0.03%	135	0.04%
Net Income Before Tax	2,187	0.59%	2,100	0.55%
Income Taxes	(771)	-0.21%	(739)	-0.19%
Net Income (Loss)	$1,416	0.38%	$1,361	0.36%

Source: Chicopee Savings Bank's audited and unaudited financial statements and RP Financial calculations.

Equity

Total equity increased by nearly $0.4 million over the three months ended March 31, 2006 to $43.9 million, equal to 11.25% of assets, reflecting interim earnings. The Bank's capital ratio increased modestly over the quarter in the face of asset shrinkage.

Income and Expense Trends

CSB's trailing 12 month earnings decreased in the most recent period, from $1.416 million for the 12 months ended December 31, 2005, to $1.361 million for the 12 months ended March 31, 2006, with the reduction primarily the result of the continuing expenditures associated with the Bank's recent efforts to expand, including the cost of the new branch office in West Springfield – primarily in the area of staffing expense.

Net Interest Income

CSB's net interest income increased for the most recent trailing 12 month period in dollar terms but decreased as a percent of average assets. Specifically, net interest income increased by $124,000 to $12.0 million, while the net interest income ratio decreased by 4 basis points to 3.15% for the most recent period. The growth in net interest income reflects the benefit of balance sheet growth over the most recent twelve months, while the reduction in the ratio of net interest income to average assets reflects the impact of increasing funding costs.

Loan Loss Provisions

Provision for loan losses increased by $120,000, to equal $240,000 for the 12 months ended March 31, 2006. The provision was increased as a result of loan growth, and owing to the increase in classified assets. Classified assets increased during the quarter primarily owing to the classification of a $4.4 million loan relationship secured by commercial real estate as special mention.

Non-Interest Income

Non-interest income increased modestly for the most recent period to $1.4 million, or 0.37% of average assets. The bulk of CSB's fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Bank has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income.

Operating Expenses

As discussed in the Original Appraisal, operating expenses have been increasing for the Bank over the last several years, both on a dollar basis and measured as a percent of average assets. The Bank's operating expenses have increased in due to asset growth, emphasis in commercial lending, de novo branching and revenue diversification strategies.

The Bank's operating expenses increased from $11.1 million (2.98% of average assets) for the twelve months ended December 31, 2005, to $11.3 million (2.95% of average assets) for the twelve months ended March 31, 2006. As indicated earlier, the increase for the increase in trailing twelve month expenses primarily reflects the impact of the new branch office in West Springfield and the related staffing costs.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Bank plans to establish up to four new branches over the next three to four years which will entail additional expenses related to staffing and operating costs as well as depreciation expense on the fixed asset investment. Furthermore, CSB expects to continue to gradually build its commercial lending staffing levels take advantage of the expanded branch coverage. The Bank will be seeking to offset such costs over time through growth and increased efficiency.

Efficiency Ratio

CSB's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 83.6% for the 12 months ended March 31, 2006, reflects an increase (i.e., deterioration) from the 83.5% ratio for the 12 months ended December 31, 2005, primarily reflecting an increase in operating expenses.

Non-Operating Income/Expense

Non-operating income and expense items continue to be a limited factor in the Bank's operations. For the twelve months ended March 31, 2006, non-operating income was solely comprised of gains on the sale of loans and investments and totaled $135,000, equal to 0.04% of average assets, as compared to a level of $115,000, equal to 0.03% of average assets for the twelve months ended December 31, 2006.

Taxes

CSB's tax rate approximated 35% for the 12 months ended March 31, 2006, which closely approximates the average tax rate reported for the 12 months ended December 31, 2005.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Bank, the Peer Group and all publicly-traded savings institutions. The Peer Group is comprised of the same twelve publicly-traded full stock companies as were employed in the Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Bank's interest-earning asset composition continued to reflect a higher level of loans (81.4% of assets for the Bank versus 61.5% for the Peer Group) and a lower level of cash, MBS and investments (12.5% for the Bank versus 34.7% for the Peer Group). The Bank's funding composition continued to reflect a higher proportion of deposits in comparison to the Peer Group (76.4% of assets for the Bank versus 69.1% of assets for the Peer Group). Comparatively, borrowings accounted for a lower portion of the Bank's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 11.5% and 21.0% for CSB and the Peer Group, respectively.

The Bank's equity-to-assets ratio of 11.3% was above the Peer Group's average net worth ratio of 8.3%. All of the Bank's equity consisted of tangible equity while intangibles maintained by the Peer Group equaled 0.3% of assets, translating into a tangible equity-to-assets ratio of 8.1% on average for the Peer Group. On a post-conversion basis with the addition of offering proceeds, the pro forma capital position will substantially exceed the Peer Group's ratio. The increased equity is anticipated to enhance the Bank's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Bank's return on equity ("ROE"), based on both reported and core earnings.

The growth rate section of Table 3 shows annual growth rates for key balance sheet items for the most recent 15 month period on an annualized basis for the Bank, and the most recent 12 month period for which data is publicly available for the Peer Group. Asset growth for the Bank equaled 8.48% versus an average of 3.57% for the Peer Group based on updated financial data. The Bank's comparatively faster growth is attributable primarily to loan growth as the Bank sought to increase the investment in commercial mortgage loans. The foregoing growth strategy is evidenced by data showing that the Bank's loan portfolio increased by 10.07% as compared to growth of 9.06% for the Peer Group over the same period. Comparatively, the Bank's cash and investments portfolio diminished over the most recent period by 1.60% as compared to a reduction of 7.68% for the Peer Group while over the same time period.

The growth rate of both deposits and borrowings for the Bank continues to exceed the Peer Group average. In this regard, borrowings increased more rapidly than deposits for both the Bank and the Peer Group. Specifically, borrowed funds increased at a 51.15% annual pace for the Bank versus 8.97% for the Peer Group. In comparison, deposits increased at a 4.84% rate for the Bank and by 3.84% for the Peer Group.

The Bank's equity increased 3.25% while the Peer Group's equity diminished by 1.79%. The Bank's comparatively modest capital growth rate is reflective of its moderate ROA and ROE measures. The Peer Group's more limited equity growth, notwithstanding favorable profitability, reflects the adoption of dividend and capital management strategies. On a post-offering basis, the Bank's capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

<u>Income and Expense Trends</u>

CSB and the Peer Group reported profitability ratios of 0.36% and 0.75%, respectively, for the most recent 12 month period (see Table 3). The Bank's continued lower profitability reflects that the Bank's earnings advantages in the areas of net interest income, was more than offset by the Peer Group's lower level of operating expenses and slightly higher level of non-interest operating income. Loan loss provisions were a comparable factor in the Bank's and the Peer Group's earnings.

CSB's ratio of net interest income to average assets diminished to 3.15% for the 12 months ended March 31, 2006, but remains above the Peer Group average of 2.87%. The stronger net interest income ratio is primarily attributable to Bank's greater investment in higher yielding loans.

Loan loss provisions for the Bank and the Peer Group were limited based on updated financial data, and equaled 0.06% of average assets for both.

Non-interest income equaled 0.37% of average assets for the Bank versus an average of 0.41% for the Peer Group. The relatively low earnings contribution realized from non-interest operating income realized by both the Bank and the Peer Group is indicative of their emphasis on mortgage lending and limited diversification into areas that generate revenues from non-interest sources.

The Bank's operating expense ratio diminished slightly to 2.95% of average assets, which remains well above the Peer Group average of 2.11% of average assets.

The Bank's higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group's funding composition. Additionally, the Bank has added staff to support implementation of business plan growth strategies. Consistent with the Bank's higher operating expense ratio, CSB maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.7 million for the Bank, versus a comparable measure of $5.5 million for the Peer Group.

Gains and losses from the sale of assets continued to have a limited impact on the Bank's earnings for the twelve month period shown in Table 3.3, as the Bank reported net gains equal to 0.04% of average assets while losses reported by the Peer Group averaged 1 basis point. The Peer Group reported net non-operating losses equal to 0.10% of average assets.

CSB's effective tax rate of 35.20% remains slightly below the Peer Group's average tax rate of 36.14% based on updated financial data.

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Chicopee Savings Bank																				
March 31, 2006	3.8%	8.7%	81.4%	76.4%	11.5%	0.0%	11.3%	0.0%	11.3%	0.0%	6.46%	-1.60%	10.07%	4.84%	51.16%	3.25%	3.25%	10.69%	10.69%	13.95%
All Public Companies																				
Average	3.5%	22.8%	68.4%	67.0%	19.9%	0.8%	11.0%	1.1%	9.9%	0.0%	11.16%	3.04%	14.16%	10.21%	10.37%	3.36%	1.79%	9.81%	9.71%	17.21%
Medians	2.7%	19.8%	70.6%	68.5%	19.2%	0.0%	9.5%	0.3%	8.5%	0.0%	8.17%	-1.08%	10.90%	5.80%	8.36%	1.87%	1.39%	8.75%	8.69%	15.04%
State of MA																				
Averages	4.6%	29.6%	61.7%	68.5%	17.2%	0.3%	13.3%	1.1%	12.2%	0.0%	13.02%	9.20%	14.40%	11.86%	12.95%	1.29%	2.80%	10.95%	11.07%	17.30%
Medians	2.5%	23.1%	69.6%	67.4%	18.6%	0.0%	12.1%	0.1%	11.5%	0.0%	5.39%	4.54%	10.42%	3.25%	12.81%	1.34%	1.41%	10.77%	11.34%	16.79%
Comparable Group																				
Averages	3.4%	31.4%	61.5%	69.1%	21.0%	0.7%	8.3%	0.3%	8.1%	0.0%	3.57%	-7.68%	9.06%	3.84%	8.97%	1.79%	2.08%	8.32%	8.66%	15.01%
Medians	2.0%	29.8%	64.6%	69.9%	20.2%	0.0%	7.8%	0.1%	7.8%	0.0%	4.78%	-10.21%	8.89%	3.77%	5.81%	2.37%	2.66%	8.29%	8.29%	15.04%
Comparable Group																				
CEBK Central Bancorp of Somerville MA	1.5%	19.9%	76.4%	67.0%	24.1%	1.0%	7.3%	0.4%	6.9%	0.0%	5.39%	-11.36%	10.53%	14.39%	-12.29%	1.05%	1.11%	N.M.	8.01%	13.05%
ESBK Elmira Savings Bank, FSB of NY	2.5%	32.2%	61.3%	72.5%	19.8%	0.0%	6.8%	0.1%	6.7%	0.0%	4.50%	4.44%	4.57%	-2.75%	47.21%	2.29%	2.83%	7.20%	7.20%	13.15%
FKFS First Keystone Financial, Inc. of PA	3.8%	30.8%	59.6%	68.6%	20.5%	4.2%	5.4%	0.0%	5.4%	0.0%	-9.50%	-24.61%	0.73%	2.96%	-32.96%	-5.97%	-5.97%	9.00%	9.00%	15.40%
HARL Harleysville Savings Fin. Corp. of PA	1.0%	48.4%	47.7%	56.0%	37.0%	0.0%	6.3%	0.0%	6.3%	0.0%	5.46%	3.93%	7.24%	5.08%	5.80%	6.60%	6.60%	N.M.	N.M.	N.M.
HIFS Hingham Inst. For Savings of MA	2.9%	16.3%	77.7%	58.0%	33.7%	0.0%	7.7%	0.0%	7.7%	0.0%	14.84%	6.71%	17.47%	8.88%	28.63%	9.33%	9.33%	N.M.	N.M.	N.M.
LSBX LSB Corp. of No. Andover MA	2.0%	51.8%	44.2%	58.1%	29.4%	0.0%	11.5%	0.0%	11.5%	0.0%	0.64%	0.80%	0.79%	1.33%	-2.47%	3.60%	3.60%	N.M.	11.34%	20.34%
MASB MassBank Corp. of Reading MA	19.8%	52.2%	25.0%	87.3%	0.0%	0.0%	11.7%	0.1%	11.6%	0.0%	-7.94%	-9.42%	-4.43%	-7.62%	N.M.	-4.32%	-4.36%	N.M.	N.M.	N.M.
MFLR Mayflower Co-Op. Bank of MA	1.9%	37.4%	56.8%	82.2%	9.5%	0.0%	7.8%	0.0%	7.8%	0.0%	3.74%	-0.40%	6.34%	4.58%	-1.24%	1.62%	1.70%	N.M.	N.M.	N.M.
NHTB NH Thrift Bancshares of NH (1)	3.1%	18.8%	72.4%	72.4%	15.5%	3.2%	7.2%	1.9%	5.3%	0.0%	6.54%	-11.01%	13.15%	7.49%	2.95%	6.98%	9.73%	8.21%	8.21%	N.M.
PBCI Pamrapo Bancorp, Inc. of NJ	1.3%	28.9%	67.8%	73.4%	16.5%	0.0%	9.1%	0.0%	9.1%	0.0%	0.97%	-16.17%	10.73%	-3.14%	19.49%	6.35%	6.35%	8.18%	8.18%	15.25%
SYNF Synergy Financial Group of NJ	0.7%	19.9%	75.3%	62.3%	27.4%	0.0%	9.8%	0.1%	9.7%	0.0%	13.15%	-23.41%	30.53%	12.54%	25.51%	-8.45%	-8.42%	8.96%	8.96%	12.84%
THRD TF Financial Corp. of Newtown PA	0.6%	20.6%	74.3%	71.2%	18.3%	0.0%	9.5%	0.7%	8.8%	0.0%	5.07%	-11.66%	11.03%	2.31%	18.02%	2.44%	2.48%	8.37%	8.37%	15.04%

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2005

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Chicopee Savings Bank																			
March 31, 2006	0.36%	5.13%	1.98%	3.15%	0.06%	3.09%	0.00%	0.00%	0.37%	0.37%	2.95%	0.00%	0.04%	0.00%	5.61%	2.44%	3.17%	$3,715	35.20%
All Public Companies																			
Averages	0.70%	5.14%	2.25%	2.89%	0.10%	2.77%	0.05%	0.00%	0.69%	0.74%	2.48%	0.03%	0.05%	0.00%	5.47%	2.60%	2.87%	$5,393	33.45%
Medians	0.74%	5.14%	2.27%	2.94%	0.06%	2.83%	0.00%	0.00%	0.52%	0.57%	2.39%	0.01%	0.01%	0.00%	5.44%	2.62%	2.99%	$4,588	34.12%
State of MA																			
Averages	0.39%	4.92%	1.97%	2.95%	0.06%	2.89%	0.02%	0.00%	0.45%	0.46%	2.55%	0.03%	-0.11%	0.00%	5.16%	2.30%	2.86%	$6,011	41.16%
Medians	0.68%	4.89%	1.95%	2.98%	0.04%	2.94%	0.00%	0.00%	0.33%	0.39%	2.30%	0.00%	0.00%	0.00%	5.28%	2.31%	2.88%	$5,461	37.20%
Comparable Group																			
Averages	0.75%	5.00%	2.13%	2.87%	0.06%	2.81%	0.01%	0.00%	0.40%	0.41%	2.11%	0.01%	-0.01%	0.00%	5.19%	2.35%	2.85%	$5,464	36.14%
Medians	0.79%	5.05%	2.04%	3.06%	0.03%	3.03%	0.00%	0.00%	0.34%	0.39%	2.23%	0.00%	0.01%	0.00%	5.31%	2.26%	3.05%	$5,082	36.95%
Comparable Group																			
CEBK Central Bancorp of Somerville MA	0.56%	5.64%	2.50%	3.14%	0.03%	3.11%	0.00%	0.00%	0.30%	0.30%	2.58%	0.00%	0.06%	0.00%	5.75%	2.72%	3.03%	$4,006	31.25%
ESBK Elmira Savings Bank, FSB of NY	0.86%	5.20%	2.03%	3.17%	0.05%	3.12%	0.00%	0.00%	0.73%	0.73%	2.61%	0.03%	-0.13%	0.00%	5.41%	2.20%	3.22%	$3,367	38.61%
FKFS First Keystone Financial, Inc. of PA	0.10%	4.91%	2.86%	2.05%	0.32%	1.72%	0.00%	0.00%	0.47%	0.48%	2.32%	0.00%	0.15%	0.00%	5.19%	3.05%	2.14%	$4,999	N.M.
HARL Harleysville Savings Fin. Corp. of PA	0.64%	4.88%	3.16%	1.72%	-0.01%	1.73%	0.00%	0.00%	0.18%	0.18%	1.06%	0.00%	0.01%	0.00%	5.03%	3.40%	1.64%	$9,704	24.68%
HIFS Hingham Inst. For Savings of MA	1.02%	5.03%	2.05%	2.98%	0.04%	2.94%	0.00%	0.00%	0.26%	0.26%	1.57%	0.00%	0.00%	0.00%	5.37%	2.31%	3.06%	$7,756	37.43%
LSBX LSB Corp. of No. Andover MA	0.78%	4.77%	2.17%	2.60%	0.00%	2.60%	0.03%	0.01%	0.66%	0.69%	2.07%	0.00%	-0.41%	0.00%	4.87%	2.46%	2.41%	$5,166	55.45%
MASB MassBank Corp. of Reading MA	0.79%	3.99%	1.64%	2.35%	-0.01%	2.35%	0.00%	0.00%	0.15%	0.15%	1.35%	0.00%	0.06%	0.00%	4.03%	1.85%	2.18%	$6,374	34.12%
MFLR Mayflower Co-Op. Bank of MA	0.68%	5.13%	1.81%	3.31%	0.03%	3.29%	0.05%	0.00%	0.33%	0.39%	2.58%	0.01%	-0.01%	0.00%	5.33%	1.97%	3.35%	$3,854	36.96%
NHTB NH Thrift Bancshares of NH (1)	0.85%	4.50%	1.29%	3.21%	0.00%	3.21%	0.00%	0.00%	0.57%	0.57%	2.45%	0.00%	0.07%	0.00%	4.77%	1.42%	3.35%	$3,650	36.95%
PBCI Pamrapo Bancorp, Inc. of NJ	1.24%	5.67%	1.93%	3.74%	0.02%	3.72%	0.02%	0.00%	0.35%	0.38%	2.10%	0.00%	0.02%	0.00%	5.78%	2.14%	3.64%	$6,593	38.62%
SYNF Synergy Financial Group of NJ	0.49%	5.06%	2.36%	2.70%	0.20%	2.50%	0.00%	0.00%	0.42%	0.42%	2.14%	0.01%	0.00%	0.00%	5.28%	2.67%	2.62%	$6,283	36.30%
THRD TF Financial Corp. of Newtown PA	0.95%	5.26%	1.79%	3.47%	0.08%	3.39%	0.07%	0.00%	0.33%	0.40%	2.48%	0.02%	0.02%	0.00%	5.51%	2.00%	3.51%	$3,820	27.21%

(1) Financial information is for the quarter ending September 30, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader market generally trended higher. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year. Consumer prices rose just 0.1% in February, while job growth and housing construction were both stronger than expected in February. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter-point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the Dow Jones Industrial Average ("DJIA"). The release of the minutes from the Federal Reserve's March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from strong economic reports for March. On April 21, 2006, the DJIA closed at 11347.45 or 2.1% higher since the date of the Original Appraisal. The NASDAQ closed at 2342.86 or 2.7% higher since the date of the Original Appraisal while the S&P 500 closed at 1311.28, which is 1.9% higher than the date of the Original Appraisal.

Thrift issues also showed a positive trend since the date of the Original Appraisal. Thrifts rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter-point and indicated that more rate increases were likely. Thrift issues traded in a narrow range during the first half of April, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. On April 21, 2006, the SNL Index for all publicly-traded thrifts closed at 1,685.1, an increase of 2.9% since the date of the Original Appraisal.

The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected increases in line with the SNL Index. Overall, the comparative changes in the pricing measures for the Peer Group indicate an increase in average pricing ratios of 1%-3%. The average per share price of the Peer Group reflected an increase of less than 1%. For all publicly-traded thrifts, the average P/E multiple increased in a range of 2.5% to 3.3% while the book value based pricing measures increased by 1.6%. The SNL index of all publicly traded thrifts increased by 2.9% since the date of the Original Appraisal. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 4, based on market prices as of February 17, 2006, and April 21, 2006.

Table 4
Average Pricing Characteristics

	At February 17, 2006	At April 21, 2006	Percent Change
Peer Group			
Price/Earnings (x)	16.42x	16.97x	3.4%
Price/Core Earnings (x)	16.36	16.71	2.1
Price/Book (%)	144.66%	146.06	1.0
Price/Tangible Book (%)	150.83	152.39	1.0
Price/Assets (%)	12.06	12.20	1.2
Price/Share ($) (1)	---	---	0.4
Market Capitalization (1)	---	---	(0.7)
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.48x	19.96x	2.5%
Price/Core Earnings (x)	20.29	20.95	3.3
Price/Book (%)	152.08%	154.54	1.6
Price/Tangible Book (%)	171.45	174.19	1.6
Price/Assets (%)	16.73	17.78	6.3
Other			
SNL Thrift Index	1638.2	1685.1	2.9

(1) Reflects the median of the percentage change for the Peer Group companies.

As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, there have been four mutual holding company offerings were completed during the past three months, three of which have been completed since the date of the Original Appraisal. All three of the mutual holding company offerings were closed at the

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases		Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 4/27/06 ($)	% Change (%)
Mutual Holding Company Conversions																																
Mutual Federal Bancorp, Inc.*	IL	4/6/06	MFDB-OTCBB	$ 65	28.10%	0.29%	80%	$ 10.9	30%	132%	6.7%	N.A.	N.A.	8.0%	6.5%	8.3%	0.00%	73.9%	45.9x	37.9%	0.7%	36.5%	1.8%	$10.00	$11.13	11.3%	$11.00	10.0%	$11.25	12.5%	$11.25	12.5%
Lake Shore Bancorp, Inc.*	NY	4/4/06	LSBK-NASDAQ	$ 334	8.39%	0.43%	85%	$ 29.8	45%	132%	5.1%	N.A.	N.A.	8.0%	4.4%	3.0%	0.00%	77.9%	23.3x	16.9%	0.7%	14.7%	4.6%	$10.00	$10.70	7.0%	$10.48	4.8%	$10.38	3.8%	$10.38	3.8%
United Community Bancorp	IN	3/31/06	UCBA-NASDAQ	$ 323	9.40%	0.70%	144%	$ 36.5	43%	132%	3.5%	C/S	250K/1.9%	8.7%	4.4%	12.7%	0.00%	84.1%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.60	6.0%	$10.60	6.0%
Averages - Mutual Holding Company Conversions:				**$ 240**	**15.30%**	**0.47%**	**103%**	**$ 25.7**	**39%**	**132%**	**5.1%**	**NA**	**NA**	**8.2%**	**5.1%**	**8.0%**	**0.00%**	**78.6%**	**34.1x**	**25.5%**	**0.7%**	**22.8%**	**3.4%**	**$10.00**	**$10.88**	**8.8%**	**$10.73**	**7.3%**	**$10.74**	**7.4%**	**$10.74**	**7.4%**
Medians - Mutual Holding Company Conversions:				**$ 323**	**9.40%**	**0.43%**	**85%**	**$ 29.8**	**43%**	**132%**	**5.1%**	**NA**	**NA**	**8.0%**	**4.4%**	**8.3%**	**0.00%**	**77.9%**	**33.2x**	**21.5%**	**0.7%**	**17.2%**	**3.8%**	**$10.00**	**$10.80**	**8.0%**	**$10.70**	**7.0%**	**$10.60**	**6.0%**	**$10.60**	**6.0%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

April 27, 2006

top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.6%. On average, the recent MHC offerings reflected price appreciation of 7.3% after the first week of trading.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing CSB's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in CSB's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in our Original Appraisal (which were modified herein if appropriate).

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition were necessary as updated financial data through March 31, 2006, reflected limited change from the Peer Group comparison contained in the Original Appraisal. Similarly, the Bank's earnings were substantially the same incorporating updated financial data, in comparison to the Peer Group averages.

In terms of other valuation adjustments relative to the Peer Group, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal.

The general market for thrift stocks has moved modestly higher since the date of the Original Appraisal, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts. Specifically, the pricing ratios for all publicly-traded thrifts increased in a range of 2% to 6% while the SNL Thrift Index increased by 3%. On a reported basis, the book value based pricing measures for the Peer Group while the earnings based pricing measures for the Peer Group increased in a range of 2% to 3%. The new issue market has also reflected some strength as the four most recent conversion transactions (all mutual holding companies) converted at an average P/TB equal to 78.6% and appreciated in the aftermarket by an average of 7.3%. Taking into account the increase in the Peer Group's prices and the aftermarket performance of the recent conversions, we have upgraded the valuation parameter of "Marketing of the Issue" from "No Adjustment" to a "Slight Upward Adjustment".

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, and primarily in consideration of the increase in the Peer Group's pricing ratios and updated financial data for the Bank, RP Financial concluded that, as of April 21, 2006, the pro forma market value of the Bank's Conversion stock was $77,000,000 at the midpoint, inclusive of 570,370 shares issued to the Foundation for a value of $5,703,700 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $71,296,300 or 7,129,630 shares at $10.00 per share. The valuation reflects a 10.0% increase relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

<u>P/E Approach</u>. The application of the P/E valuation method requires calculating CSB's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Bank, we considered the reported trailing 12 months through March 31, 2006, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Bank's core earnings, we adjusted reported earnings of $1.361 million for net gains on sale of $135,000 and the related tax impact. Thus, as shown below, the Bank's core earnings were determined at $1.280 million. We have not made an explicit adjustment to earnings for the additional potential revenues related to the Bank's anticipated growth or the expenses attributable to recent or planned investments in infrastructure to support such growth. However, we have considered such factors in the determination of the appropriate pro forma pricing ratios for the Bank.

	Amount ($000)
Trailing 12 Month Net Income (3/31/06)	$1,361
Less: Net Gains on Sale of Loans and Investments	(135)
Tax Effect (1)	54
Core Earnings Estimate	$1,280

(1) Reflects a 33.9% tax rate on adjustments consistent with the average tax rate for the most recent 12 months.

Note: The Bank will record an expense related to the establishment of the Foundation which will be a one-time non-recurring event and thus, has not been incorporated into the pro forma analysis.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the updated midpoint value of $77.0 million equaled 41.06 times and 42.93 times, respectively. The P/E premium relative to the Peer Group based on reported earnings increased from 127% at the midpoint to 177% in this Update while the P/E premium relative to the Peer Group based on core earnings increased to 210%, versus a 157% premium at the midpoint. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. The application of the P/B valuation method requires calculating CSB's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. As before, we also examine the price/tangible book ratio ("P/TB"), adjusting for the impact of intangible assets for the Bank as well as for the Peer Group. Based on the $77.0 million updated midpoint valuation, CSB's pro forma P/B and P/TB ratios have increased to 72.6%, which closely matches the increase in the Peer Group's P/B and P/TB ratios such that the P/TB discount at the maximum has diminished from 54% in the Original Appraisal to 53% in this updated appraisal. At the top of the super range, the Bank's P/B and P/TB ratios equaled 80.12% which reflects a 47% discount as compared to a 48% discount at the supermaximum value as reflected in the Original Appraisal.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, CSB's value equaled 17.01% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.20%, which implies a premium of 39.4% has been applied to the Bank's pro forma P/A ratio, versus a premium of 29.4% at the midpoint of our Original Appraisal.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 21, 2006, the aggregate pro forma market value of the Bank's common stock, including the stock portion of the contribution to the Foundation immediately following the offering, is $77,000,000 at the midpoint, equal to 7,700,000 shares issued at a per share value of $10.00. The updated valuation reflects an increase of 10% relative to the valuation midpoint in our Original Appraisal for the reasons outlined earlier. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Valuation Range	Offering Amount	Foundation Contribution	Total Issued
Shares			
Minimum	6,060,186	484,815	6,545,000
Midpoint	7,129,630	570,370	7,700,000
Maximum	8,199,075	655,926	8,855,000
Supermaximum	9,428,936	754,315	10,183,250
Value			
Minimum	$60,601,860	$4,848,140	$65,450,000
Midpoint	$71,296,300	$5,703,700	$77,000,000
Maximum	$81,990,750	$6,559,250	$88,550,000
Supermaximum	$94,289,360	$7,543,140	$101,832,500

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
President and Managing Director

James P. Hennessey
Senior Vice President

Table 6
Public Market Pricing
Chicopee Savings Bank and the Comparables
As of April 21, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Chicopee Savings Bank																				
Superrange	$10.00	$101.83	$0.19	$12.48	49.68x	80.12%	21.52%	80.12%	51.75x	$0.00	0.00%	0.00%	$473	26.85%	0.17%	0.43%	1.61%	0.42%	1.55%	94.29
Maximum	$10.00	$88.55	$0.21	$13.11	45.26x	76.26%	19.15%	76.26%	47.24x	$0.00	0.00%	0.00%	$462	25.12%	0.17%	0.42%	1.69%	0.41%	1.61%	81.99
Midpoint	$10.00	$77.00	$0.23	$13.84	41.06x	72.26%	17.01%	72.26%	42.93x	$0.00	0.00%	0.00%	$453	23.54%	0.17%	0.41%	1.76%	0.40%	1.68%	71.30
Minimum	$10.00	$65.45	$0.26	$14.82	36.48x	67.47%	14.77%	67.47%	38.22x	$0.00	0.00%	0.00%	$443	21.89%	0.18%	0.40%	1.85%	0.39%	1.77%	60.60
All Public Companies(7)																				
Averages	$19.67	$409.64	$0.93	$13.07	19.96x	154.54%	17.78%	174.19%	20.95x	$0.44	2.19%	33.72%	$2,794	11.20%	0.47%	0.72%	7.53%	0.68%	6.98%	
Medians	16.46	95.42	0.73	11.78	17.17x	144.36%	14.70%	164.26%	17.16x	$0.40	2.23%	18.58%	767	9.59%	0.30%	0.73%	6.46%	0.71%	6.38%	
All Non-MHC State of MA(7)																				
Averages	$23.39	$208.47	$1.11	$17.76	20.27x	132.32%	17.03%	150.67%	16.52x	$0.52	2.17%	38.64%	$973	12.85%	0.05%	0.52%	5.20%	0.62%	5.96%	
Medians	$18.30	$116.21	$1.25	$14.18	17.92x	136.36%	14.74%	145.00%	16.52x	$0.56	2.25%	40.17%	$778	11.69%	0.04%	0.67%	7.02%	0.72%	6.57%	
Comparable Group Averages																				
Averages	$22.99	$78.09	$1.43	$16.02	16.97x	146.06%	12.20%	152.39%	16.71x	$0.65	2.89%	45.85%	$614	8.34%	0.19%	0.74%	8.96%	0.75%	8.96%	
Medians	$19.95	$74.57	$1.42	$13.60	14.15x	142.15%	12.06%	146.85%	14.35x	$0.68	3.06%	44.80%	$639	7.78%	0.04%	0.79%	9.33%	0.78%	9.65%	
State of Massachusetts																				
BFBC Benjamin Frkln Bncrp Inc of MA	$13.69	$116.21	$0.31	$12.74	NM	107.46%	13.40%	165.54%	NM	$0.12	0.88%	38.71%	867	12.47%	0.05%	0.02%	0.16%	0.31%	2.44%	
BHLB Berkshire Hills Bancorp of MA	$35.13	$300.01	$1.48	$28.81	36.59x	121.94%	14.74%	204.84%	23.74x	$0.56	1.59%	37.84%	2,036	12.09%	0.12%	0.47%	4.11%	0.72%	6.34%	
BRKL Brookline Bancorp, Inc. of MA	$15.11	$930.53	$0.36	$9.59	NM	157.56%	41.49%	170.35%	NM	$0.34	2.25%	NM	2,243	26.33%	0.04%	1.00%	3.67%	1.00%	3.67%	
CEBK Central Bncrp of Somerville MA	$29.00	$46.11	$1.73	$24.63	15.68x	117.74%	8.59%	124.89%	16.76x	$0.72	2.48%	41.62%	537	7.29%	0.02%	0.56%	7.57%	0.52%	7.08%	
HIFS Hingham Inst. for Sav. of MA	$38.85	$82.21	$2.81	$23.40	13.83x	166.03%	12.80%	166.03%	13.83x	$0.80	2.06%	28.47%	642	7.71%	0.03%	0.98%	12.53%	0.98%	12.53%	
LSBX LSB Corp of No. Andover MA	$18.30	$81.69	$1.25	$13.42	19.68x	136.36%	15.66%	136.36%	14.64x	$0.56	3.06%	44.80%	522	11.48%	0.01%	0.77%	7.08%	1.04%	9.51%	
LEGC Legacy Bancorp, Inc. of MA	$14.56	$150.10	($0.34)	$14.18	NM	102.68%	19.28%	104.90%	NM	$0.12	0.82%	0.00%	778	18.78%	0.12%	-0.56%	-4.06%	-0.46%	-3.37%	
MASB MassBank Corp. of Reading MA	$32.85	$142.37	$1.61	$24.02	19.10x	136.76%	15.99%	138.20%	20.40x	$1.08	3.29%	67.08%	891	11.69%	0.03%	0.81%	7.02%	0.76%	6.57%	
MFLR Mayflower Co-Op. Bank of MA	$13.05	$27.04	$0.79	$9.04	16.73x	144.36%	11.31%	145.00%	16.52x	$0.40	3.07%	50.63%	239	7.84%	NA	0.68%	8.72%	0.69%	8.84%	
Comparable Group																				
CEBK Central Bncrp of Somerville MA	$29.00	$46.11	$1.73	$24.63	15.68x	117.74%	8.59%	124.89%	16.76x	$0.72	2.48%	41.62%	$537	7.29%	0.02%	0.56%	7.57%	0.52%	7.08%	
ESBK Elmira Svgs Bank, FSB of NY	$26.27	$31.63	$2.54	$18.92	11.37x	138.85%	9.49%	141.01%	10.34x	$0.80	3.05%	31.50%	$333	6.83%	0.24%	0.86%	12.37%	0.95%	13.60%	
FKFS First Keystone Fin., Inc of PA	$20.49	$41.47	($0.01)	$13.78	NM	148.69%	8.06%	148.69%	NM	$0.44	2.15%	NM	$515	5.42%	0.97%	0.10%	1.82%	0.00%	-0.07%	
HARL Harleysville Svgs Fin Cp of PA	$17.45	$67.44	$1.24	$12.47	13.96x	139.94%	8.80%	139.94%	14.07x	$0.64	3.67%	51.61%	$767	6.29%	0.02%	0.64%	10.33%	0.64%	10.25%	
HIFS Hingham Inst. for Sav. of MA	$38.85	$82.21	$2.81	$23.40	13.83x	166.03%	12.80%	166.03%	13.83x	$0.80	2.06%	28.47%	$642	7.71%	0.03%	0.98%	12.53%	0.98%	12.53%	
LSBX LSB Corp of No. Andover MA	$18.30	$81.69	$1.25	$13.42	19.68x	136.36%	15.66%	136.36%	14.64x	$0.56	3.06%	44.80%	$522	11.48%	0.01%	0.77%	7.08%	1.04%	9.51%	
MASB MassBank Corp. of Reading MA	$32.85	$142.37	$1.61	$24.02	19.10x	136.76%	15.99%	138.20%	20.40x	$1.08	3.29%	67.08%	$891	11.69%	0.03%	0.81%	7.02%	0.76%	6.57%	
MFLR Mayflower Co-Op. Bank of MA	$13.05	$27.04	$0.79	$9.04	16.73x	144.36%	11.31%	145.00%	16.52x	$0.40	3.07%	50.63%	$239	7.84%	NA	0.68%	8.72%	0.69%	8.84%	
NHTB NH Thrift Bancshares of NH	$15.77	$66.66	$1.16	$10.87	12.93x	145.08%	10.50%	197.13%	13.59x	$0.50	3.17%	43.10%	$635	7.24%	0.04%	0.84%	11.60%	0.80%	11.03%	
PBCI Pamrapo Bancorp, Inc. of NJ	$19.41	$98.58	$1.59	$11.78	12.13x	164.77%	14.95%	164.77%	12.21x	$0.92	4.74%	57.86%	$646	9.07%	0.30%	1.24%	14.00%	1.23%	13.91%	
SYNF Synergy Financial Group of NJ	$14.46	$166.96	$0.39	$8.25	37.08x	175.27%	17.14%	176.77%	37.08x	$0.20	1.38%	51.28%	$974	9.78%	0.04%	0.49%	4.51%	0.49%	4.51%	
THRD TF Fin. Corp. of Newtown PA	$30.00	$86.97	$2.09	$21.61	14.15x	138.82%	13.16%	149.93%	14.35x	$0.76	2.53%	36.36%	$661	9.48%	0.35%	0.95%	9.93%	0.94%	9.79%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of April 21, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A
Weekly Thrift Market Line - Part One
Prices As Of April 21, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(134)	20.93	25,137	477.0	23.41	17.53	20.68	1.19	8.69	3.92	1.20	1.09	14.48	12.85	165.72
SAIF-Insured Thrifts(107)	20.75	17,633	388.9	23.34	17.27	20.49	1.33	8.37	4.41	1.21	1.06	14.42	12.96	168.85
BIF-Insured Thrifts(27)	21.64	54,867	825.8	23.67	18.57	21.44	0.63	9.95	1.97	1.17	1.21	14.74	12.39	153.31
NYSE Traded Companies(11)	30.85	106,306	2,420.0	34.33	25.39	30.26	1.80	8.61	4.95	2.60	1.78	18.82	15.97	250.37
AMEX Traded Companies(4)	20.09	5,112	74.4	21.55	17.02	19.72	1.82	1.07	2.80	1.25	1.25	14.93	14.49	179.12
NASDAQ Listed OTC Companies(119)	20.00	18,008	303.6	22.42	16.79	19.79	1.11	8.97	3.86	1.06	1.02	14.05	12.49	157.08
California Companies(11)	29.77	20,126	724.1	33.20	24.36	29.36	1.11	6.67	3.12	2.70	1.84	18.66	17.75	261.16
Florida Companies(7)	21.89	27,502	591.6	24.27	17.01	21.34	3.86	10.72	9.05	0.99	0.92	10.09	9.27	161.39
Mid-Atlantic Companies(38)	19.04	55,858	942.5	20.88	16.06	18.80	1.21	10.08	3.83	1.16	1.12	12.53	10.54	148.78
Mid-West Companies(44)	20.20	9,709	195.2	23.35	17.18	20.03	0.95	5.10	2.99	1.01	0.95	15.62	13.88	170.53
New England Companies(13)	21.57	17,383	281.6	24.05	18.61	21.40	0.51	12.63	1.88	1.02	1.09	15.86	13.67	153.96
North-West Companies(6)	24.64	21,737	517.9	25.41	20.36	24.26	1.38	16.05	10.24	1.47	1.41	14.78	13.32	142.17
South-East Companies(12)	18.47	10,723	146.1	20.29	15.66	18.27	0.74	3.85	3.04	0.95	0.86	13.05	12.44	132.88
South-West Companies(2)	17.56	13,677	257.7	19.88	14.33	17.18	2.19	11.85	5.99	1.12	1.00	13.48	9.38	164.67
Western Companies (Excl CA)(1)	23.00	11,741	270.0	24.60	11.75	22.00	4.55	91.67	22.28	0.13	0.28	15.39	15.39	177.10
Thrift Strategy(128)	20.58	22,573	418.7	23.00	17.22	20.31	1.28	8.98	3.99	1.15	1.05	14.42	12.79	163.71
Mortgage Banker Strategy(4)	23.82	112,974	2,381.5	27.56	20.93	24.42	-1.31	2.66	4.41	1.99	1.76	14.54	11.94	173.89
Real Estate Strategy(1)	9.93	7,715	76.6	15.65	9.80	10.00	-0.70	-16.76	-6.67	0.68	0.61	8.77	8.77	113.64
Diversified Strategy(1)	63.58	6,596	419.4	65.00	49.71	61.95	2.63	22.86	3.80	4.22	4.19	27.59	27.36	431.59
Companies Issuing Dividends(122)	21.28	26,330	500.1	23.82	17.95	21.04	1.07	7.94	3.28	1.21	1.11	14.79	13.10	165.75
Companies Without Dividends(12)	17.15	12,341	228.9	19.05	13.00	16.80	2.54	16.80	10.83	1.03	0.90	11.17	10.16	165.34
Equity/Assets <6%(15)	21.76	21,292	515.9	24.91	17.76	21.22	3.00	5.53	5.23	1.35	1.26	13.50	12.78	252.17
Equity/Assets 6-12%(86)	22.53	15,378	353.8	25.27	18.97	22.27	1.14	7.41	3.54	1.40	1.23	15.01	13.64	179.83
Equity/Assets >12%(33)	16.42	52,134	779.2	17.93	13.68	16.32	0.54	13.41	4.33	0.60	0.65	13.54	10.81	91.30
Actively Traded Companies(10)	27.23	51,598	1,217.3	30.10	23.94	27.13	-0.12	2.55	1.20	1.84	1.80	18.44	15.97	206.53
Market Value Below $20 Million(5)	13.22	1,332	17.1	14.98	11.43	12.87	2.71	6.43	-2.65	0.75	0.58	12.03	11.95	135.25
Holding Company Structure(128)	21.09	26,180	497.9	23.48	17.62	20.83	1.21	9.32	4.24	1.20	1.09	14.56	12.85	166.09
Assets Over $1 Billion(57)	23.65	53,056	1,017.3	25.89	19.32	23.25	1.70	11.69	4.72	1.51	1.26	14.63	12.02	176.53
Assets $500 Million-$1 Billion(40)	20.75	5,272	95.5	23.41	17.56	20.54	0.97	8.19	4.23	1.12	1.10	15.02	13.76	174.95
Assets $250-$500 Million(23)	17.97	4,088	67.6	20.76	16.12	17.92	0.35	1.42	2.01	1.03	1.06	13.86	13.15	153.52
Assets less than $250 Million(14)	14.99	2,239	27.9	17.39	12.24	14.89	1.13	9.81	2.87	0.42	0.40	13.27	13.09	112.91
Goodwill Companies(100)	22.18	25,319	522.8	24.71	18.60	21.90	1.15	8.78	4.27	1.31	1.18	15.11	12.91	173.70
Non-Goodwill Companies(34)	17.31	24,608	343.7	19.63	14.41	17.12	1.30	8.45	2.89	0.88	0.83	12.66	12.66	142.51
Acquirors of FSLIC Cases(4)	29.49	29,942	1,013.3	33.55	24.26	29.30	-0.09	12.46	1.36	2.50	1.75	20.12	19.86	245.56

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 21, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(37)	15.14	22,097	168.4	17.00	12.85	15.07	0.32	11.73	6.15	0.37	0.36	7.99	7.58	62.56
SAIF-Insured Thrifts(24)	14.18	17,497	101.1	15.43	12.14	14.13	0.06	11.89	5.95	0.32	0.32	7.69	7.44	56.04
BIF-Insured Thrifts(13)	16.84	30,234	287.5	19.78	14.11	16.73	0.76	11.45	6.51	0.45	0.45	8.53	7.84	74.09
AMEX Traded Companies(2)	18.39	6,022	56.8	19.80	16.48	18.60	-1.07	-5.35	6.54	0.56	0.55	10.10	10.10	68.14
NASDAQ Listed OTC Companies(35)	14.95	23,042	175.0	16.84	12.64	14.86	0.40	12.74	6.13	0.36	0.35	7.87	7.44	62.23
California Companies(1)	12.87	14,378	71.3	13.14	10.95	12.80	0.55	11.91	7.25	0.34	0.34	6.43	6.12	52.00
Mid-Atlantic Companies(18)	13.64	20,526	121.9	15.90	11.39	13.60	0.19	10.03	7.87	0.34	0.35	7.76	7.28	66.38
Mid-West Companies(7)	15.41	22,715	169.4	17.72	14.06	15.40	-0.78	6.31	2.02	0.37	0.36	8.51	7.97	64.59
New England Companies(7)	16.61	30,741	347.9	17.91	14.23	16.51	0.95	14.98	4.52	0.42	0.42	8.21	7.91	61.08
South-East Companies(3)	21.33	15,004	88.2	22.37	17.18	21.16	0.53	22.54	4.59	0.43	0.33	8.77	8.60	46.91
Western Companies (Excl CA)(1)	13.95	15,154	82.7	13.96	11.00	13.42	3.95	19.43	15.00	0.43	0.43	6.89	6.89	49.31
Thrift Strategy(36)	14.62	18,680	116.5	16.51	12.43	14.55	0.31	11.49	6.12	0.35	0.35	7.96	7.56	62.11
Diversified Strategy(1)	33.33	141,700	1,986.1	34.25	27.37	33.11	0.66	20.24	7.31	0.99	0.96	9.22	8.47	78.20
Companies Issuing Dividends(27)	16.33	22,024	184.7	18.68	14.03	16.24	0.38	7.83	3.86	0.42	0.41	8.26	7.70	67.02
Companies Without Dividends(10)	12.06	22,287	126.1	12.64	9.78	12.03	0.14	21.88	12.10	0.24	0.25	7.29	7.27	50.95
Equity/Assets <6%(1)	12.95	5,912	27.8	17.49	12.10	12.91	0.31	-9.12	-0.38	0.07	0.18	6.89	6.45	137.45
Equity/Assets 6-12%(10)	19.04	30,410	340.9	22.90	16.57	18.94	-0.04	4.73	1.32	0.56	0.56	9.04	8.31	94.39
Equity/Assets >12%(26)	13.67	19,419	105.1	14.62	11.39	13.61	0.46	15.37	8.34	0.31	0.29	7.62	7.34	46.83
Holding Company Structure(33)	14.86	18,640	118.5	16.86	12.68	14.78	0.33	10.69	6.01	0.36	0.36	8.07	7.64	64.33
Assets Over $1 Billion(8)	22.90	65,898	582.1	24.20	18.67	22.40	2.18	23.93	11.42	0.55	0.53	9.43	8.75	68.42
Assets $500 Million-$1 Billion(10)	13.73	14,416	80.1	14.76	11.78	13.67	0.58	11.50	4.27	0.32	0.33	7.38	7.28	62.45
Assets $250-$500 Million(17)	12.45	7,168	34.9	15.12	10.85	12.57	-0.65	7.21	4.33	0.31	0.30	7.66	7.17	60.38
Assets less than $250 Million(2)	12.90	2,288	12.6	13.75	10.85	13.00	-0.77	-6.52	13.66	0.48	0.46	8.32	8.32	53.74
Goodwill Companies(16)	15.85	24,531	218.3	18.59	13.19	15.71	0.61	9.93	4.91	0.39	0.38	8.11	7.19	70.34
Non-Goodwill Companies(21)	14.58	20,150	128.5	15.73	12.57	14.56	0.09	13.17	7.14	0.36	0.35	7.90	7.90	56.33
MHC Institutions(37)	15.14	22,097	168.4	17.00	12.85	15.07	0.32	11.73	6.15	0.37	0.36	7.99	7.58	62.56
MHC Converted Last 3 Months(3)	10.82	7,000	34.6	11.40	10.41	10.87	-0.48	8.20	8.20	0.30	0.19	7.69	7.69	53.34

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 21, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Financial Institution	Price/ Share(1) ($)	Outst-anding (000)	Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
NYSE	Traded Companies														
AF	Astoria Financial Corp. of NY	30.25	102,872	3,111.9	31.95	24.43	30.69	-1.43	22.07	2.89	2.17	2.11	12.73	10.93	216.17
BBX	BankAtlantic Bancorp of FL	15.68	60,760	952.7	19.33	12.67	14.81	5.87	-8.78	12.00	0.97	1.12	8.50	7.10	106.51
DSL	Downey Financial Corp. of CA	69.00	27,854	1,921.9	80.84	55.06	67.81	1.75	11.31	0.89	7.56	5.23	44.86	44.74	639.15
FED	FirstFed Financial Corp. of CA	60.00	16,567	994.0	65.32	48.50	58.89	1.88	20.70	10.05	5.53	5.53	34.46	34.25	631.19
FBC	Flagstar Bancorp, Inc. of MI	15.62	63,208	987.3	20.55	12.62	14.71	6.19	-19.07	8.47	1.26	0.64	12.21	12.21	238.51
NDE	IndyMac Bancorp, Inc. of CA	44.21	64,247	2,840.4	46.25	34.40	41.28	7.10	24.19	13.30	4.67	-1.37	23.75	22.50	333.90
NYB	New York Community Bcrp of NY*	16.51	269,777	4,454.0	19.05	15.69	16.75	-1.43	-8.28	-0.06	1.08	1.17	12.32	4.66	97.43
NAL	NewAlliance Bancshares of CT*	14.16	108,824	1,540.9	15.10	12.98	14.18	-0.14	8.26	-2.61	0.48	0.49	12.05	7.66	60.29
PFB	PFF Bancorp, Inc. of Pomona CA	34.60	24,339	842.1	35.30	27.01	33.90	2.06	28.39	13.37	2.10	2.07	14.43	14.38	166.95
PFS	Provident Fin. Serv. Inc of NJ*	18.01	68,662	1,236.6	19.16	15.85	17.97	0.22	11.10	-2.70	0.85	0.85	15.68	9.34	88.15
SOV	Sovereign Bancorp, Inc. of PA	21.36	362,257	7,737.8	24.79	20.05	21.85	-2.24	4.86	-1.20	1.91	1.78	16.04	7.95	175.78
AMEX	Traded Companies														
CNY	Carver Bancorp, Inc. of NY	17.76	2,507	44.5	17.90	15.00	17.49	1.54	-0.50	15.32	1.24	1.47	19.19	19.19	257.67
FDT	Federal Trust Corp of FL	11.50	8,274	95.2	12.70	9.85	11.20	2.68	12.20	-8.95	0.54	0.49	5.33	5.33	88.88
GOV	Gouverneur Bcp MHC of NY(42.6)	12.90	2,288	12.6	13.75	10.85	13.00	-0.77	-6.52	13.66	0.48	0.46	8.32	8.32	53.74
TSH	Teche Hlding Cp of N Iberia LA	42.80	2,256	96.6	43.89	35.51	41.97	1.98	18.07	9.43	2.38	2.47	27.32	25.57	302.93
WSB	Washington SB, FSB of Bowie MD	8.30	7,411	61.5	11.71	7.70	8.21	1.10	-25.49	-4.60	0.84	0.58	7.87	7.87	67.00
WFD	Westfield Finl MHC of MA(43.0)*	23.87	9,755	101.0	25.85	22.10	24.20	-1.36	-4.18	-0.58	0.64	0.64	11.88	11.88	82.53
NASDAQ	Listed OTC Companies														
ABBC	Abington Com Bcp MHC PA (45.0)	13.36	15,870	95.4	13.69	10.30	13.51	-1.11	16.17	3.01	0.40	0.40	7.39	7.39	53.19
ALLB	Alliance Bank MHC of PA (20.0)*	24.25	3,441	16.7	29.00	21.50	24.95	-2.81	2.11	-8.11	0.34	0.37	9.92	9.92	113.06
ASBI	Ameriana Bancorp of IN	13.13	3,174	41.7	15.43	11.75	13.73	-4.37	0.08	1.39	0.65	0.63	11.23	10.97	141.58
ABNJ	American Bancorp of NJ	11.10	14,169	157.3	11.23	6.90	10.88	2.02	60.87	11.90	0.14	0.15	9.16	9.16	36.48
ABCW	Anchor BanCorp Wisconsin of WI	28.75	21,790	626.5	32.98	25.97	29.17	-1.44	5.39	-5.24	2.03	1.96	14.32	13.41	192.76
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	14.55	14,141	84.3	14.85	10.69	14.39	1.11	29.91	3.49	0.33	0.33	6.57	6.36	52.60
ALFC	Atlantic Liberty Fincl of NY(8)	23.64	1,720	40.7	30.00	20.80	23.50	0.60	9.95	5.54	0.29	1.01	16.52	16.52	102.92
BCSB	BCSB Bankcorp MHC of MD (36.4)	12.95	5,912	27.8	17.49	12.10	12.91	0.31	-9.12	-0.38	0.07	0.18	6.89	6.45	137.45
BFCF	BFC Financial Corp. of FL	7.72	34,235	264.3	10.29	4.90	6.95	11.08	-11.26	39.86	0.40	0.03	4.91	2.39	215.69
TBNC	Banc Corporation of AL*	11.42	20,172	230.4	12.00	9.25	11.48	-0.52	13.75	0.09	0.18	0.10	5.21	4.61	70.17
BKMU	Bank Mutual Corp of WI	11.36	62,219	706.8	12.00	10.00	11.55	-1.65	-1.30	7.17	0.41	0.38	8.69	7.78	56.98
BFIN	BankFinancial Corp. of IL	16.09	24,466	393.7	16.41	12.99	15.64	2.88	60.90	9.60	0.45	0.45	13.44	12.66	65.99
BKUNA	BankUnited Fin. Corp. of FL	29.34	36,247	1,063.5	29.99	20.18	26.65	10.09	19.56	10.43	0.96	0.87	18.85	18.07	336.81
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.69	8,489	116.2	14.80	10.06	13.61	0.59	31.76	-2.70	0.02	0.31	12.74	8.27	102.14
BHLB	Berkshire Hills Bancorp of MA*	35.13	8,540	300.0	36.08	30.97	34.36	2.24	6.55	4.87	0.96	1.48	28.81	17.15	238.36
BRBI	Blue River Bancshares of IN	6.92	3,507	24.3	6.97	4.90	6.65	4.06	38.68	33.08	0.45	0.46	4.98	3.99	63.09
BOFI	Bofi Holding, Inc. Of CA	7.80	8,194	63.9	10.56	6.27	7.68	1.56	-22.00	-2.50	0.40	0.32	7.61	7.61	83.17
BYFC	Broadway Financial Corp. of CA	10.96	1,555	17.0	12.40	10.20	10.71	2.33	-6.64	0.09	1.07	1.01	9.79	9.79	187.97
BRKL	Brookline Bancorp, Inc. of MA*	15.11	61,584	930.5	16.71	13.76	14.91	1.34	1.21	6.63	0.36	0.36	9.59	8.87	36.42
BFSB	Brooklyn Fed MHC of NY (30.0)	11.90	13,225	47.2	12.30	9.11	11.86	0.34	23.32	7.59	0.30	0.30	5.78	5.78	26.99
CITZ	CFS Bancorp, Inc of Munster IN	14.30	12,005	171.7	15.00	12.90	14.34	-0.28	4.69	0.00	0.42	0.46	11.86	11.75	103.53
CFFN	Capitol Fd Fn MHC of KS (29.7)	32.92	74,236	727.3	36.79	31.46	31.78	3.59	-2.17	-0.06	0.81	0.80	11.61	11.61	112.06
CEBK	Central Bncrp of Somerville MA*	29.00	1,590	46.1	32.00	25.20	28.90	0.35	8.57	3.76	1.85	1.73	24.63	23.22	337.65
CFBK	Central Federal Corp. of OH	7.43	4,544	33.8	10.50	7.07	7.23	2.77	-28.83	-5.23	-0.71	-0.72	6.59	6.59	43.28
CHFN	Charter Fincl MHC of GA (19.1)	37.21	19,629	139.2	39.65	30.60	36.80	1.11	15.52	4.20	0.70	0.40	13.60	13.31	55.78
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.92	9,919	53.2	12.05	10.86	12.00	-0.67	3.65	1.97	0.22	0.22	7.54	7.54	29.42
CTZN	Citizens First Bancorp of MI	30.57	8,162	249.5	30.90	19.50	28.47	7.38	36.96	29.70	1.11	1.22	20.65	19.06	202.67
CSBC	Citizens South Banking of NC	12.51	8,279	103.6	13.90	11.41	12.23	2.29	-4.14	4.69	0.37	0.45	8.52	7.64	62.68
CSBK	Clifton Svg Bp MHC of NJ(44.0)	10.55	30,429	139.1	11.05	10.00	10.50	0.48	2.23	4.87	0.14	0.14	6.54	6.54	27.52
CFCP	Coastal Fin. Corp. of SC	13.89	19,492	270.7	14.92	12.55	13.62	1.98	1.02	8.01	0.90	0.89	5.09	5.09	81.11
COBK	Colonial Banc MHC of NJ (46.0)	12.30	4,522	25.6	12.86	9.31	12.40	-0.81	23.00	16.59	0.41	0.40	7.93	7.93	74.49
CCBI	Commercial Capital Bcrp of CA	14.15	56,487	799.3	20.07	13.24	13.73	3.06	-22.34	-17.35	1.32	1.33	12.36	5.23	96.56
CFFC	Community Fin. Corp. of VA	22.50	2,105	47.4	24.00	19.14	22.21	1.31	4.60	5.88	2.00	2.06	16.30	16.29	198.35
DCOM	Dime Community Bancshars of NY*	14.30	36,957	528.5	16.66	13.21	13.84	3.32	-0.83	-2.12	0.98	1.06	7.89	6.39	84.59
ESBF	ESB Financial Corp. of PA	11.81	13,118	154.9	13.75	10.81	11.75	0.51	-5.52	5.26	0.70	0.85	9.67	6.20	141.24
ESBK	Elmira Svgs Bank, FSB of NY*	26.27	1,204	31.6	33.82	23.64	26.09	0.69	8.42	-3.38	2.31	2.54	18.92	18.63	276.85
FFDF	FFD Financial Corp of Dover OH	21.00	1,192	25.0	22.46	13.50	20.15	4.22	40.00	7.31	1.10	0.77	15.04	15.04	132.31
FMCO	FMS Fin Corp. of Burlington NJ	18.09	6,515	117.9	19.96	13.03	18.20	-0.60	-4.24	3.02	1.03	1.03	11.52	11.24	188.99
FFCO	FedFirst Fin MHC of PA (45.0)	10.05	6,613	29.9	10.39	8.35	10.31	-2.52	12.29	13.05	-0.02	0.10	6.85	6.69	41.75
FSBI	Fidelity Bancorp, Inc. of PA	18.50	2,971	55.0	26.00	17.88	18.20	1.65	-15.22	-1.96	1.30	1.20	14.16	13.22	238.79

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 21, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FFFL	Fidelity Bankshares, Inc of FL	31.45	25,172	791.7	35.05	22.43	31.53	-0.25	36.03	-3.82	1.32	1.30	11.58	10.76	168.44
FBTC	First BancTrust Corp of IL	12.09	2,367	28.6	13.49	10.85	10.95	10.41	8.33	-1.31	0.53	0.41	11.00	10.57	115.70
FBEI	First Bancorp of Indiana of IN	20.50	1,560	32.0	22.79	19.05	20.35	0.74	2.50	-8.03	1.06	1.36	18.69	17.46	183.25
FBSI	First Bancshares, Inc. of MO	17.41	1,553	27.0	20.23	15.95	17.26	0.87	-9.09	-2.36	-0.31	-0.23	17.17	16.92	154.00
FCAP	First Capital, Inc. of IN	19.24	25,900	498.3	21.00	16.67	20.25	-4.99	2.61	7.49	0.14	0.13	1.62	1.39	16.90
FCFL	First Community Bk Corp of FL	20.25	3,748	75.9	22.25	16.36	20.50	-1.22	20.32	13.19	0.76	0.74	7.78	7.66	86.65
FDEF	First Defiance Fin. Corp of OH	27.06	7,165	193.9	31.44	25.09	26.25	3.09	4.08	-0.11	1.81	1.82	21.50	16.05	206.31
FFSW	First Fed Banc of SW Inc of NM	15.75	3,979	62.7	20.00	14.00	15.50	1.61	12.50	4.30	1.12	1.02	12.71	11.24	138.05
FFFS	First Fed Serv MHC of IL(45.0)(8)	20.00	3,920	35.3	20.50	12.65	20.00	0.00	43.06	50.94	0.48	0.48	9.62	9.62	35.75
FFNM	First Fed of N. Michigan of MI	9.50	3,115	29.6	9.69	8.30	9.57	-0.73	5.56	8.57	0.14	0.33	11.77	10.34	90.78
FFBH	First Fed. Bancshares of AR	24.81	5,049	125.3	28.00	21.16	24.96	-0.60	6.85	2.10	1.55	1.45	15.42	15.42	168.83
FFBI	First Federal Bancshares of IL	18.16	1,242	22.6	22.65	17.02	18.20	-0.22	-16.62	-1.84	0.74	0.62	17.16	15.91	273.19
FFSX	First Federal Bankshares of IA	22.34	3,409	76.2	25.00	17.30	21.75	2.71	9.56	14.86	0.85	0.67	20.06	14.61	172.35
FFCH	First Fin. Holdings Inc. of SC	31.42	12,025	377.8	33.87	24.75	30.35	3.53	13.27	2.28	2.23	2.13	14.46	12.57	215.48
FFHS	First Franklin Corp. of OH	16.00	1,656	26.5	24.25	15.25	15.81	1.20	-5.88	-0.06	0.75	0.96	14.84	14.84	179.16
FKFS	First Keystone Fin., Inc of PA	20.49	2,024	41.5	22.00	16.37	20.05	2.19	20.53	5.40	0.26	-0.01	13.78	13.78	254.37
FMSB	First Mutual Bncshrs Inc of WA*	26.40	5,297	139.8	26.95	23.91	26.20	0.76	4.51	1.81	1.95	1.77	11.33	11.33	205.05
FNFG	First Niagara Fin. Group of NY*	13.97	111,769	1,561.4	15.16	12.05	14.16	-1.34	8.89	-3.46	0.84	0.84	12.30	5.49	72.16
FNFI	First Niles Fin., Inc. of OH	14.10	1,385	19.5	18.00	12.00	13.75	2.55	-2.76	-10.48	0.76	0.50	11.84	11.84	71.13
FPTB	First PacTrust Bancorp of CA	29.58	4,410	130.4	30.51	23.90	29.25	1.13	20.54	8.71	1.09	1.09	17.63	17.63	171.24
FPFC	First Place Fin. Corp. of OH	23.39	15,136	354.0	25.94	16.66	23.11	1.21	27.26	-2.74	1.62	1.39	16.65	12.11	174.89
FBNW	FirstBank NW Corp. of WA(8)	18.35	6,014	110.4	18.62	12.50	18.19	0.88	38.49	14.69	1.30	1.15	12.85	9.68	137.16
FFIC	Flushing Fin. Corp. of NY*	17.21	19,503	335.6	19.65	13.95	16.65	3.36	2.20	10.53	1.20	1.22	9.23	9.03	124.21
FBTX	Franklin Bank Corp of TX*	19.37	23,375	452.8	19.75	14.66	18.85	2.76	11.19	7.67	1.12	0.98	14.24	7.52	191.28
GSLA	GS Financial Corp. of LA	17.32	1,208	20.9	18.72	12.86	17.65	-1.87	-3.24	15.47	0.13	0.76	21.04	21.04	146.32
PEDE	Great Pee Dee Bancorp of SC	15.50	1,790	27.7	20.00	13.90	15.13	2.45	11.51	-3.73	0.71	0.70	14.71	14.28	120.47
GAFC	Greater Atlant. Fin Corp of VA(8)	5.30	3,021	16.0	6.25	4.60	5.50	-3.64	-11.67	0.76	-1.37	-1.98	4.42	4.10	111.71
GCBC	Green Co Bcrp MHC of NY (44.2)*	14.55	4,132	26.6	19.00	13.84	14.90	-2.35	-16.95	-3.64	0.61	0.61	8.10	8.10	71.45
HFFC	HF Financial Corp. of SD	16.46	3,933	64.7	24.55	15.45	16.47	-0.06	-6.74	-4.69	1.11	1.56	13.99	12.73	237.49
HMNF	HMN Financial, Inc. of MN	34.04	4,413	150.2	34.99	28.14	33.92	0.35	15.16	15.39	2.49	2.24	20.99	20.09	224.33
HARB	Harbor Florida Bancshrs of FL	37.28	24,080	897.7	40.30	32.71	37.75	-1.25	7.00	0.62	1.97	1.89	13.71	13.55	126.77
HARL	Harleysville Svgs Fin Cp of PA	17.45	3,865	67.4	20.00	16.90	17.50	-0.29	-0.29	-2.95	1.25	1.24	12.47	12.47	198.36
HWFG	Harrington West Fncl Grp of CA	15.85	5,385	85.4	17.59	14.76	16.00	-0.94	-4.63	-4.46	1.55	1.52	11.06	9.82	211.73
HBOS	Heritage Fn Gp MHC of GA(30.0)	12.22	11,241	41.2	12.61	10.26	12.30	-0.65	22.20	6.08	0.26	0.26	6.14	6.14	32.36
HIFS	Hingham Inst. for Sav. of MA*	38.85	2,116	82.2	45.00	34.55	38.65	0.52	-2.48	0.13	2.81	2.81	23.40	23.40	303.45
HCFC	Home City Fin. Corp. of OH	15.74	836	13.2	16.65	14.40	15.27	3.08	2.54	-0.06	1.00	1.27	16.04	15.74	178.89
HOME	Home Fed Bncp MHC of ID (39.8)	13.95	15,154	82.7	13.96	11.00	13.42	3.95	19.43	15.00	0.43	0.43	6.89	6.89	49.31
HFBC	HopFed Bancorp, Inc. of KY	15.70	3,649	57.3	22.00	14.91	15.87	-1.07	-3.74	-0.95	1.13	1.04	13.66	12.27	175.28
HCBK	Hudson City Bancorp, Inc of NJ*	13.29	581,200	7,724.1	13.54	10.09	13.14	1.14	27.79	9.65	0.50	0.50	8.80	8.80	51.06
ICBC	Independence Comm Bnk Cp of NY(8)*	41.83	82,332	3,443.9	41.87	30.67	41.73	0.24	17.93	5.29	2.59	2.57	27.76	12.54	231.78
IFSB	Independence FSB of DC	12.09	1,552	18.8	12.85	9.10	11.75	2.89	32.57	-0.17	0.17	-0.47	10.44	10.44	103.01
ISBC	Investors Bcrp MHC of NJ(45.7)*	13.87	116,276	737.6	14.49	9.89	13.46	3.05	38.70	25.75	0.09	0.25	7.63	7.63	44.09
JXSB	Jcksnville Bcp MHC of IL(47.2)	13.17	1,982	12.2	20.75	11.82	14.00	-5.93	3.62	-13.64	0.45	0.42	10.14	8.67	128.13
JFBI	Jefferson Bancshares Inc of TN	12.95	6,903	89.4	14.12	12.16	12.95	0.00	2.86	-5.06	0.45	0.45	11.29	11.29	44.34
KFED	K-Fed Bancorp MHC of CA (38.5)	12.87	14,378	71.3	13.14	10.95	12.80	0.55	11.91	7.25	0.34	0.34	6.43	6.12	52.00
KNBT	KNBT Bancorp, Inc. of PA	16.75	30,065	503.6	16.96	13.24	16.50	1.52	11.97	2.82	0.69	0.75	12.52	8.20	102.50
KFFB	KY Fst Fed Bp MHC of KY (45.0)	10.52	8,652	40.7	11.80	9.30	10.64	-1.13	-6.74	1.15	0.22	0.24	7.55	5.78	30.48
KRNY	Kearny Fin Cp MHC of NJ (30.0)	13.74	72,560	299.8	13.89	10.20	13.64	0.73	28.29	12.62	0.24	0.17	6.98	5.83	28.43
LSBX	LSB Corp of No. Andover MA*	18.30	4,464	81.7	19.24	15.90	17.92	2.12	5.48	5.48	0.93	1.25	13.42	13.42	116.89
LSBI	LSB Fin. Corp. of Lafayette IN*	28.25	1,540	43.5	31.27	24.46	28.17	0.28	14.10	2.36	2.21	2.08	21.63	21.63	241.41
LSBK	Lake Shore Bnp MHC of NY(47.0)	10.35	6,613	32.2	10.80	10.30	10.56	-1.99	3.50	3.50	0.35	0.36	8.00	8.00	54.23
LARL	Laurel Capital Group Inc of PA	21.90	1,991	43.6	24.00	19.82	20.99	4.34	0.09	5.29	1.03	1.02	14.03	12.43	155.45
LEGC	Legacy Bancorp, Inc. of MA*	14.56	10,309	150.1	15.47	12.55	14.81	-1.69	45.60	9.06	-0.41	-0.34	14.18	13.88	75.50
LNCB	Lincoln Bancorp of IN	17.66	5,399	95.3	19.00	15.02	17.50	0.91	-1.78	7.36	0.22	0.37	18.51	13.47	156.41
MAFB	MAF Bancorp, Inc. of IL	44.20	33,854	1,496.3	44.94	38.38	43.29	2.10	13.07	6.81	3.08	2.88	31.50	19.37	340.70
MFBC	MFB Corp. of Mishawaka IN	30.30	1,344	40.7	34.00	24.05	30.35	-0.16	7.83	9.58	1.66	1.36	28.50	25.61	390.86
MGYR	Magyar Bancorp MHC of NJ(46.0)*	11.50	5,924	31.3	12.39	10.35	11.25	2.22	15.00	15.00	0.27	-0.05	7.88	7.88	64.08
MASB	MassBank Corp. of Reading MA*	32.85	4,334	142.4	36.70	28.45	32.72	0.40	-10.49	-0.45	1.72	1.61	24.02	23.77	205.47
MTXC	Matrix Bancorp, Inc. of CO	23.00	11,741	270.0	24.60	11.75	22.00	4.55	91.67	22.28	0.13	0.28	15.39	15.39	177.10
MFLR	Mayflower Co-Op. Bank of MA*	13.05	2,072	27.0	17.50	12.72	13.30	-1.88	-16.61	-5.02	0.78	0.79	9.04	9.00	115.34
CASH	Meta Financial Group of IA	22.51	2,504	56.4	28.10	16.51	22.11	1.81	-1.32	11.16	-0.34	-0.32	16.84	15.48	301.63
MCBF	Monarch Community Bncrp of MI	11.40	2,665	30.4	13.75	10.50	12.17	-6.33	-6.17	0.88	0.54	0.41	15.23	11.10	103.97
MFSF	MutualFirst Fin. Inc. of IN	20.32	4,513	91.7	23.25	19.80	20.20	0.59	-10.72	-7.64	1.43	1.40	19.68	16.58	215.34
NASB	NASB Fin, Inc. of Grandview MO	34.84	8,417	293.2	45.38	28.50	33.91	2.74	-3.89	-11.48	2.87	1.45	17.77	17.41	184.49
NHTB	NH Thrift Bancshares of NH	15.77	4,227	66.7	20.25	12.50	15.90	-0.82	11.84	6.99	1.22	1.16	10.87	8.00	150.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 21, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.70	7,604	36.6	13.09	9.80	10.33	3.58	4.80	4.39	0.25	0.25	6.70	6.67	46.73
NTBK	NetBank, Inc. of Alpharetta GA	7.25	46,397	336.4	9.93	6.82	7.19	0.83	-10.49	0.42	0.00	-1.65	8.63	6.79	102.84
NEBS	New England Bnchrs Inc. of CT	11.00	5,347	58.8	11.65	5.97	10.95	0.46	65.41	2.80	0.30	0.30	10.42	10.08	46.08
NMIL	Newmil Bancorp, Inc. of CT*	28.91	4,086	118.1	32.10	26.30	28.01	3.21	9.09	-4.49	2.18	2.21	12.98	10.99	213.65
FFFD	North Central Bancshares of IA	38.50	1,508	58.1	45.99	36.50	38.30	0.52	-4.51	1.16	3.33	3.62	29.36	26.07	321.74
NWSB	Northwest Bcrp MHC of PA(40.0)*	24.52	50,310	499.7	24.86	19.77	23.05	6.38	14.42	15.33	1.14	1.13	11.64	8.42	128.75
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	12.35	8,763	49.4	12.50	9.86	12.24	0.90	20.49	7.20	0.35	0.35	6.91	6.91	62.06
OCFC	OceanFirst Fin. Corp of NJ	23.43	12,494	292.7	25.30	20.20	22.61	3.63	8.98	2.94	1.51	0.90	10.87	10.77	160.76
ONFC	Oneida Fincl MHC of NY (44.0)*	11.40	7,630	38.6	17.20	9.80	11.18	1.97	-4.68	14.00	0.51	0.47	7.02	5.14	57.24
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	11.29	6,933	36.3	11.31	9.85	11.06	2.08	12.90	8.04	0.33	0.30	7.58	6.37	57.96
PVFC	PVF Capital Corp. of Solon OH	9.93	7,715	76.6	15.65	9.80	10.00	-0.70	-16.76	-6.67	0.68	0.61	8.77	8.77	113.64
PPBI	Pacific Premier Bncrp of CA	11.82	5,254	62.1	13.25	9.63	11.85	-0.25	14.65	0.17	1.39	1.37	10.02	10.02	130.36
PBCI	Pamrapo Bancorp, Inc. of NJ	19.41	4,976	96.6	24.00	19.26	20.00	-2.95	-12.76	-9.51	1.60	1.59	11.78	11.78	129.84
PFED	Park Bancorp of Chicago IL	34.13	1,125	38.4	40.50	28.36	35.00	-2.49	5.31	8.69	0.56	0.47	26.58	26.58	212.86
PVSA	Parkvale Financial Corp of PA	28.25	5,668	160.1	30.10	26.35	27.58	2.43	3.75	0.18	2.30	2.22	21.24	15.52	326.75
PRTR	Partners Trust Fin. Grp. of NY*	11.50	47,768	549.3	12.79	9.31	11.69	-1.63	17.71	-4.56	0.67	0.67	10.86	5.43	80.65
PBHC	Pathfinder BC MHC of NY (35.7)*	12.00	2,463	10.6	26.50	11.00	12.00	0.00	-27.36	-8.12	0.19	0.27	8.50	6.77	120.56
PFSB	PennFed Fin. Services of NJ	19.00	13,016	247.3	20.28	13.02	18.30	3.83	42.75	3.15	1.18	1.19	9.54	9.54	166.05
PFDC	Peoples Bancorp of Auburn IN	21.11	3,328	70.3	22.25	18.50	21.60	-2.27	4.50	0.14	1.20	1.25	19.50	18.71	147.91
PBCT	Peoples Bank MHC of CT (42.1)*	33.33	141,700	1,986.1	34.25	27.37	33.11	0.66	20.24	7.31	0.99	0.96	9.22	8.47	78.20
PCBI	Peoples Community Bcrp. of OH	19.50	4,424	86.3	23.00	18.50	20.15	-3.23	-2.50	-3.47	0.45	0.66	19.45	13.66	235.29
PFSL	Pocahontas Bancorp, Inc. of AR	13.70	4,642	63.6	15.95	11.70	13.52	1.33	-14.11	5.79	0.64	0.41	11.32	8.32	161.90
PROV	Provident Fin. Holdings of CA	29.48	7,089	209.0	33.15	25.04	31.85	-7.44	9.19	12.09	3.04	2.19	19.31	19.30	220.52
PBNY	Provident NY Bncrp, Inc. of NY	13.20	43,048	568.2	13.38	10.00	12.79	3.21	13.70	19.89	0.50	0.50	9.12	5.16	61.09
PBIP	Prudential Bncp MHC PA (45.0)*	13.00	12,497	73.5	14.00	8.50	13.09	-0.69	45.74	9.70	0.30	0.30	7.33	7.33	35.79
PULB	Pulaski Fin Cp of St. Louis MO	15.70	8,455	132.7	19.24	13.00	15.29	2.68	17.78	-12.58	0.88	0.87	5.87	5.82	95.29
RPFG	Ranier Pacific Fin Group of WA*	17.09	6,631	113.3	17.75	14.26	17.17	-0.47	13.18	6.75	0.39	0.36	12.74	12.72	134.36
RIVR	River Valley Bancorp of IN	19.34	1,601	31.0	23.75	17.90	19.63	-1.48	-7.86	1.52	1.30	1.18	14.38	14.36	205.34
RVSB	Riverview Bancorp, Inc. of WA	26.82	5,812	155.9	28.11	20.25	25.67	4.48	27.71	15.06	1.51	1.49	15.65	11.00	127.17
RCKB	Rockville Fin MHC of CT (45.0)*	14.30	19,435	125.1	15.79	9.72	14.19	0.78	43.00	9.58	0.18	0.30	7.76	7.71	54.34
ROME	Rome Bancorp, Inc. of Rome NY*	11.95	9,678	115.7	12.10	9.27	12.00	-0.42	25.26	10.24	0.35	0.33	9.66	9.66	31.91
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	10.99	12,551	55.2	12.49	9.74	10.99	0.00	9.90	0.37	0.27	0.26	6.38	6.31	55.12
SVBI	Severn Bancorp, Inc. of MD	19.86	9,150	181.7	20.65	15.45	19.47	2.00	18.43	12.39	1.59	1.53	7.95	7.91	92.43
SFFS	Sound Fed Bancorp, Inc. of NY(8)	20.68	12,322	254.8	20.74	15.17	20.60	0.39	34.29	8.27	0.38	0.40	10.44	9.31	93.27
SSFC	South Street Fin. Corp. of NC	9.21	3,000	27.6	10.10	8.42	9.44	-2.44	-7.90	-3.05	0.53	0.54	8.66	8.66	81.08
SYNF	Synergy Financial Group of NJ	14.46	11,546	167.0	14.67	11.01	14.35	0.77	21.61	15.40	0.39	0.39	8.25	8.18	84.35
THRD	TF Fin. Corp. of Newtown PA	30.00	2,899	87.0	31.50	26.25	29.85	0.50	3.81	5.45	2.12	2.09	21.61	20.01	227.95
TONE	TierOne Corp. of Lincoln NE	32.96	18,151	598.3	34.05	22.15	32.40	1.73	43.68	12.07	1.81	1.74	17.02	14.13	177.53
TSBK	Timberland Bancorp, Inc. of WA	29.15	3,757	109.5	29.15	22.25	28.37	2.75	28.98	24.25	1.90	1.82	20.22	18.25	145.79
TRST	TrustCo Bank Corp NY of NY	11.50	74,823	860.5	13.66	10.73	11.67	-1.46	4.17	-7.41	0.75	0.74	2.96	2.96	39.19
UCBA	United Comm Bncp MHC IN (45.0)	10.61	8,464	40.4	11.00	10.58	10.79	-1.67	6.10	6.10	0.27	0.27	7.19	7.19	41.72
UCFC	United Community Fin. of OH	12.22	31,093	380.0	13.33	10.15	11.80	3.56	16.60	3.47	0.79	0.73	8.65	7.50	83.48
UBNK	United Fin Grp MHC of MA(46.6)	11.82	17,206	94.7	12.61	11.06	11.71	0.94	18.20	2.52	0.25	0.25	7.96	7.96	52.69
WSFS	WSFS Financial Corp. of DE*	63.58	6,596	419.4	65.00	49.71	61.95	2.63	22.86	3.80	4.22	4.19	27.59	27.36	431.59
WVFC	WVS Financial Corp. of PA	17.50	2,352	41.2	18.08	15.66	16.60	5.42	4.48	7.96	1.15	1.14	12.29	12.29	188.87
WFSL	Washington Federal, Inc. of WA	23.75	87,188	2,070.7	25.07	21.11	23.90	-0.63	5.88	3.31	1.62	1.62	13.94	13.29	98.49
WAUW	Wauwatosa Hlds MHC of WI(31.7)	13.34	33,038	142.4	13.90	10.35	13.19	1.14	33.40	16.61	0.22	0.22	7.01	7.01	45.74
WAYN	Wayne Savings Bancshares of OH	15.50	3,340	51.8	18.00	13.83	15.30	1.31	0.71	2.31	0.03	0.36	10.64	9.98	119.15
WGBC	Willow Grove Bancorp Inc of PA	18.23	14,773	269.3	18.36	14.16	17.53	3.99	17.01	20.73	0.52	0.65	13.62	6.45	106.81

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B
Weekly Thrift Market Line - Part Two
Prices As Of April 21, 2006

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(107)	9.66	8.69	0.73	8.46	5.31	0.66	7.52	0.60	175.97	0.97	18.12	145.19	14.65	165.19	19.58	0.47	2.30	34.37
BIF-Insured Thrifts(27)	12.27	10.03	0.77	7.70	4.89	0.80	7.89	0.25	331.91	0.95	18.78	148.62	17.06	187.81	18.15	0.46	2.23	39.75
NYSE Traded Companies(11)	9.71	7.02	1.05	12.81	7.44	0.82	9.42	0.27	255.95	0.70	15.05	163.95	14.78	217.52	16.97	0.59	2.34	29.18
AMEX Traded Companies(4)	8.55	8.41	0.78	9.35	6.84	0.71	8.62	0.47	149.47	1.24	15.87	142.61	11.59	145.29	16.80	0.39	1.43	25.20
NASDAQ Listed OTC Companies(119)	10.29	9.17	0.72	7.83	4.96	0.67	7.38	0.55	197.91	0.98	18.72	144.23	15.29	166.01	19.65	0.46	2.31	36.66
California Companies(11)	7.94	7.17	1.05	13.97	8.78	0.78	10.28	0.17	199.18	0.64	12.90	151.32	11.94	168.31	14.63	0.46	1.60	20.18
Florida Companies(7)	6.93	6.44	0.79	10.79	4.65	0.76	9.59	0.17	406.93	0.77	22.39	216.70	15.91	250.54	23.75	0.25	0.91	18.18
Mid-Atlantic Companies(38)	10.51	8.66	0.86	9.55	5.81	0.83	9.17	0.23	270.87	0.96	17.92	150.65	15.55	189.06	18.04	0.46	2.51	36.58
Mid-West Companies(44)	9.92	8.93	0.56	6.20	4.52	0.52	5.82	0.92	105.96	0.96	18.60	128.52	14.78	144.10	21.20	0.52	2.64	42.23
New England Companies(13)	13.20	11.42	0.63	6.26	4.13	0.69	6.77	0.09	409.49	1.00	21.40	137.06	17.28	162.33	19.81	0.50	2.19	47.14
North-West Companies(6)	11.07	9.93	1.13	10.40	5.73	1.10	9.94	0.17	450.95	1.03	15.33	170.61	18.16	189.92	15.90	0.55	2.20	42.03
South-East Companies(12)	10.96	10.47	0.70	7.45	4.45	0.60	6.01	0.79	155.40	1.38	19.62	150.38	15.04	159.95	19.43	0.45	2.30	32.02
South-West Companies(2)	8.33	6.04	0.76	10.34	6.45	0.68	9.26	0.69	43.13	0.61	15.68	129.97	10.77	198.85	17.60	0.14	0.89	12.50
Western Companies (Excl CA)(1)	8.69	8.69	0.08	1.35	0.57	0.17	2.91	1.03	46.67	0.73	NM	149.45	12.99	149.45	NM	0.00	0.00	0.00
Thrift Strategy(128)	10.29	9.06	0.72	8.08	5.11	0.67	7.37	0.53	197.78	0.97	18.52	144.74	15.23	168.30	19.59	0.47	2.31	36.30
Mortgage Banker Strategy(4)	8.32	6.72	1.10	13.72	8.13	1.01	12.66	0.25	249.82	0.76	12.80	167.77	13.79	214.17	13.53	0.43	1.68	20.87
Real Estate Strategy(1)	7.72	7.72	0.63	7.92	6.85	0.56	7.10	1.71	29.01	0.58	14.60	113.23	8.74	113.23	16.28	0.30	3.02	44.12
Diversified Strategy(1)	6.39	6.34	1.04	14.87	6.64	1.03	14.76	0.14	658.39	1.41	15.07	230.45	14.73	232.38	15.17	0.28	0.44	6.64
Companies Issuing Dividends(122)	10.40	9.12	0.75	8.29	5.20	0.70	7.67	0.52	204.29	0.97	18.43	145.27	15.45	168.40	19.45	0.51	2.49	39.77
Companies Without Dividends(12)	7.90	7.24	0.63	8.51	5.54	0.51	6.74	0.58	169.35	0.87	15.92	152.45	11.76	184.77	17.19	0.00	0.00	0.00
Equity/Assets <6%(15)	5.35	5.05	0.56	10.18	6.02	0.51	9.01	0.40	176.12	0.79	15.63	163.32	8.79	182.13	16.81	0.36	1.89	24.90
Equity/Assets 6-12%(86)	8.60	7.85	0.79	9.54	5.83	0.70	8.51	0.57	176.22	0.91	16.68	152.20	14.29	168.67	17.98	0.51	2.29	34.18
Equity/Assets >12%(33)	16.41	13.54	0.68	4.29	3.32	0.71	4.59	0.46	266.79	1.17	24.30	122.30	20.09	167.33	24.08	0.40	2.44	47.72
Actively Traded Companies(10)	9.44	8.40	0.97	10.38	6.70	0.97	10.29	0.25	206.81	0.83	15.49	149.97	14.11	177.55	15.54	0.78	3.07	43.28
Market Value Below $20 Million(5)	10.24	10.20	0.58	6.53	5.73	0.38	4.77	0.52	117.32	0.93	14.85	111.24	11.55	111.71	17.15	0.32	2.29	20.90
Holding Company Structure(128)	10.25	8.96	0.74	8.29	5.17	0.69	7.61	0.53	201.67	0.97	18.43	146.74	15.32	171.83	19.47	0.47	2.33	36.50
Assets Over $1 Billion(57)	9.89	7.85	0.90	10.31	5.80	0.80	8.79	0.40	241.77	0.89	18.26	162.92	15.63	206.61	19.18	0.46	2.14	32.36
Assets $500 Million-$1 Billion(40)	9.46	8.69	0.68	8.02	5.19	0.67	7.89	0.50	199.17	0.90	17.48	143.21	13.20	156.40	18.27	0.48	2.22	38.97
Assets $250-$500 Million(23)	10.86	10.31	0.67	6.93	5.38	0.67	7.01	0.71	142.81	0.95	18.68	126.06	17.93	131.76	20.05	0.50	2.62	39.95
Assets less than $250 Million(14)	12.43	12.20	0.33	3.02	2.69	0.28	2.61	0.99	118.87	1.49	20.17	115.24	14.07	118.72	22.01	0.37	2.49	29.82
Goodwill Companies(100)	9.95	8.31	0.77	8.65	5.32	0.72	7.89	0.47	224.19	0.95	18.51	147.94	15.38	180.26	19.41	0.49	2.31	36.47
Non-Goodwill Companies(34)	10.86	10.86	0.64	7.30	4.97	0.59	6.73	0.73	118.52	1.01	17.40	140.06	14.40	140.06	18.98	0.38	2.21	32.42
Acquirors of FSLIC Cases(4)	9.81	9.59	0.90	9.28	6.03	0.66	6.36	0.41	158.00	0.60	14.66	139.23	13.98	142.11	16.23	0.46	2.21	18.22

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 21, 2006

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(24)	16.08	15.51	0.66	4.48	2.29	0.65	4.48	0.30	227.69	0.69	33.37	180.49	29.07	186.75	33.68	0.33	1.82	23.03
BIF-Insured Thrifts(13)	12.59	11.78	0.63	5.28	2.61	0.63	5.33	0.32	282.34	0.83	28.81	193.18	24.13	196.43	29.91	0.34	1.91	34.49
AMEX Traded Companies(2)	14.94	14.94	0.86	5.60	3.20	0.84	5.48	0.38	210.23	1.13	32.09	177.99	26.46	177.99	32.67	0.45	2.42	62.50
NASDAQ Listed OTC Companies(35)	14.82	14.12	0.64	4.72	2.36	0.63	4.75	0.30	251.51	0.72	31.60	185.49	27.34	190.81	32.21	0.33	1.82	25.58
California Companies(1)	12.37	11.77	0.74	5.32	2.64	0.74	5.32	0.15	222.40	0.39	37.85	200.16	24.75	210.29	37.85	0.28	2.18	0.00
Mid-Atlantic Companies(18)	14.20	13.54	0.59	4.53	2.43	0.59	4.62	0.30	253.87	0.65	29.17	174.51	24.74	187.35	29.52	0.22	1.49	22.20
Mid-West Companies(7)	16.87	15.71	0.62	4.19	2.33	0.62	4.18	0.52	118.06	0.60	34.28	174.79	28.21	185.57	35.33	0.50	2.42	22.22
New England Companies(7)	13.51	13.03	0.67	5.34	2.39	0.69	5.54	0.18	386.91	0.93	35.06	196.59	26.09	174.45	36.55	0.34	1.81	44.00
South-East Companies(3)	18.62	18.31	0.92	5.30	2.09	0.73	4.56	0.39	218.01	1.27	NM	231.36	44.04	235.79	NM	0.79	2.98	0.00
Western Companies (Excl CA)(1)	13.97	13.97	0.94	6.33	3.08	0.94	6.33	0.03	0.00	0.62	32.44	202.47	28.29	202.47	32.44	0.22	1.58	51.16
Thrift Strategy(36)	14.91	14.26	0.63	4.59	2.39	0.62	4.62	0.31	245.78	0.74	31.53	180.03	26.85	190.07	32.11	0.32	1.82	27.75
Diversified Strategy(1)	11.79	10.83	1.28	11.09	2.97	1.24	10.75	0.20	340.91	0.84	33.67	361.50	42.62	0.00	34.72	1.00	3.00	0.00
Companies Issuing Dividends(27)	14.72	13.83	0.71	5.09	2.55	0.68	5.00	0.31	243.22	0.77	30.25	192.19	28.02	199.29	31.14	0.47	2.56	58.97
Companies Without Dividends(10)	15.08	15.03	0.50	3.92	2.03	0.53	4.25	0.29	265.01	0.66	34.76	166.57	25.40	167.04	34.75	0.00	0.00	0.00
Equity/Assets <6%(1)	5.01	4.69	0.05	0.98	0.54	0.13	2.51	0.09	350.67	0.57	NM	187.95	9.42	200.78	NM	0.50	3.86	0.00
Equity/Assets 6-12%(10)	9.96	9.35	0.62	6.25	2.93	0.62	6.26	0.40	174.47	0.76	28.93	205.69	20.94	204.00	29.61	0.53	2.35	36.41
Equity/Assets >12%(26)	17.16	15.47	0.69	4.33	2.27	0.67	4.29	0.28	271.26	0.74	33.30	176.71	30.54	184.63	33.86	0.25	1.57	24.14
Holding Company Structure(33)	14.54	13.84	0.63	4.64	2.42	0.61	4.67	0.32	252.54	0.78	31.07	180.07	26.26	190.74	31.69	0.33	1.82	26.15
Assets Over $1 Billion(8)	15.88	14.86	0.75	5.73	2.16	0.72	5.90	0.40	188.28	0.72	27.59	235.31	36.63	235.37	28.21	0.71	2.25	14.04
Assets $500 Million-$1 Billion(10)	13.37	13.23	0.61	4.48	2.29	0.61	4.62	0.19	261.35	0.65	35.26	185.45	24.48	188.67	35.26	0.27	1.91	40.11
Assets $250-$500 Million(17)	15.14	14.30	0.62	4.41	2.51	0.60	4.32	0.31	282.71	0.80	31.03	162.97	24.74	174.31	31.95	0.20	1.60	24.09
Assets less than $250 Million(2)	15.48	15.48	0.94	5.92	3.72	0.90	5.67	0.51	137.91	0.85	26.88	155.05	24.00	155.05	28.04	0.30	2.33	62.50
Goodwill Companies(16)	13.83	12.35	0.63	4.59	2.31	0.61	4.72	0.30	303.08	0.81	29.81	189.80	26.62	201.78	31.25	0.43	2.45	50.96
Non-Goodwill Companies(21)	15.61	15.61	0.67	4.91	2.48	0.66	4.84	0.32	198.00	0.68	32.77	181.29	27.82	181.29	32.88	0.26	1.37	18.08
MHC Institutions(37)	14.82	14.16	0.65	4.77	2.40	0.64	4.79	0.31	248.85	0.74	31.66	185.07	27.29	190.07	32.27	0.34	1.85	27.75
MHC Converted Last 3 Months(3)	14.76	14.76	0.57	3.85	2.76	0.41	2.54	0.38	207.70	0.91	34.43	140.96	20.82	140.96	34.02	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 21, 2006

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.89	5.06	0.98	16.40	7.17	0.96	15.95	0.30	119.89	0.56	13.94	237.63	13.99	276.76	14.34	0.96	3.17	44.24
BBX	BankAtlantic Bancorp of FL	7.98	6.67	0.91	11.79	6.19	1.05	13.61	0.13	500.33	0.88	16.16	184.47	14.72	220.85	14.00	0.15	0.96	15.46
DSL	Downey Financial Corp. of CA	7.02	7.00	1.24	18.16	10.96	0.86	12.56	0.21	98.24	0.27	9.13	153.81	10.80	154.22	13.19	0.40	0.58	5.29
FED	FirstFed Financial Corp. of CA	5.46	5.43	1.01	17.62	9.22	1.01	17.62	0.05	NA	1.00	10.85	174.11	9.51	175.18	10.85	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.12	5.12	0.55	10.60	8.07	0.28	5.38	0.97	26.63	0.32	12.40	127.93	6.55	127.93	24.41	0.60	3.84	47.62
NDE	IndyMac Bancorp, Inc. of CA	7.11	6.74	1.57	21.42	10.56	-0.46	-6.28	0.34	75.55	0.39	9.47	186.15	13.24	196.49	NM	1.76	3.98	37.69
NYB	New York Community Bcrp of NY*	12.64	4.78	1.16	8.99	6.54	1.26	9.73	0.11	276.21	0.47	15.29	134.01	16.95	354.29	14.11	1.00	6.06	NM
NAL	NewAlliance Bancshares of CT*	19.99	12.71	0.80	3.76	3.39	0.82	3.84	0.11	481.02	1.08	29.50	117.51	23.49	184.86	28.90	0.24	1.69	50.00
PFB	PFF Bancorp, Inc. of Pomona CA	8.64	8.61	1.29	14.84	6.07	1.27	14.63	0.24	341.36	0.95	16.48	239.78	20.72	240.61	16.71	0.68	1.97	32.38
PFS	Provident Fin. Serv. Inc of NJ*	17.79	10.60	0.93	5.30	4.72	0.93	5.30	0.11	479.10	0.86	21.19	114.86	20.43	192.83	21.19	0.36	2.00	42.35
SOV	Sovereign Bancorp, Inc. of PA	9.13	4.52	1.09	12.06	8.94	1.02	11.24	0.41	161.16	0.93	11.18	133.17	12.15	268.68	12.00	0.32	1.50	16.75
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	7.45	7.45	0.49	6.64	6.98	0.58	7.87	0.34	182.44	0.85	14.32	92.55	6.89	92.55	12.08	0.32	1.80	25.81
FDT	Federal Trust Corp of FL	6.00	6.00	0.67	10.69	4.70	0.60	9.70	0.36	167.43	NA	21.30	215.76	12.94	215.76	23.47	0.16	1.39	29.63
GOV	Gouverneur Bcp MHC of NY(42.6)	15.48	15.48	0.94	5.92	3.72	0.90	5.67	0.51	137.91	0.85	26.88	155.05	24.00	155.05	28.04	0.30	2.33	62.50
TSH	Teche Hlding Cp of N Iberia LA	9.02	8.44	0.79	8.82	5.56	0.82	9.15	0.71	98.54	0.95	17.98	156.66	14.13	167.38	17.33	1.08	2.52	45.38
WSB	Washington SB, FSB of Bowie MD	11.75	11.75	1.18	11.23	10.12	0.82	7.75	NA	NA	1.91	9.88	105.46	12.39	105.46	14.31	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.0)*	14.39	14.39	0.78	5.29	2.68	0.78	5.29	0.24	282.54	1.41	37.30	200.93	28.92	200.93	37.30	0.60	2.51	NM
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	13.89	13.89	0.81	5.33	2.99	0.81	5.33	0.34	50.29	0.27	33.40	180.78	25.12	180.78	33.40	0.20	1.50	50.00
ALLB	Alliance Bank MHC of PA (20.0)*	8.77	8.77	0.30	3.39	1.40	0.33	3.69	0.96	71.49	1.18	NM	244.46	21.45	244.46	NM	0.36	1.48	NM
ASBI	Ameriana Bancorp of IN	7.93	7.75	0.47	5.46	4.95	0.46	5.29	0.92	68.86	1.28	20.20	116.92	9.27	119.69	20.84	0.64	4.87	NM
ABNJ	American Bancorp of NJ	25.11	25.11	0.37	2.35	1.26	0.40	2.51	NA	NA	0.49	NM	121.18	30.43	121.18	NM	0.16	1.44	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.43	6.96	1.05	14.10	7.06	1.02	13.61	0.41	87.97	0.43	14.16	200.77	14.91	214.39	14.67	0.64	2.23	31.53
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	12.49	12.09	0.67	4.78	2.27	0.67	4.78	0.39	156.77	0.78	NM	221.46	27.66	228.77	NM	0.36	2.47	NM
ALFC	Atlantic Liberty Fincl of NY(8)	16.05	16.05	0.27	1.77	1.23	0.96	6.16	0.04	965.38	0.62	NM	143.10	22.97	143.10	23.41	0.32	1.35	NM
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.01	4.69	0.05	0.98	0.54	0.13	2.51	0.09	350.67	0.57	NM	187.95	9.42	200.78	NM	0.50	3.86	NM
BFCF	BFC Financial Corp. of FL	2.28	1.11	0.19	8.15	5.18	0.01	0.61	0.11	533.21	0.89	19.30	157.23	3.58	323.01	NM	0.00	0.00	0.00
TBNC	Banc Corporation of AL*	7.42	6.57	0.26	3.49	1.58	0.14	1.94	0.47	182.15	1.22	NM	219.19	16.27	247.72	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.25	13.65	0.73	4.60	3.61	0.68	4.26	0.19	184.81	0.60	27.71	130.72	19.94	146.02	29.89	0.28	2.46	68.29
BFIN	BankFinancial Corp. of IL	20.37	19.18	0.68	5.12	2.80	0.68	5.12	0.36	195.95	0.93	35.76	119.72	24.38	127.09	35.76	0.24	1.49	53.33
BKUNA	BankUnited Fin. Corp. of FL	5.60	5.37	0.33	6.47	3.27	0.30	5.86	0.09	292.31	0.31	30.56	155.65	8.71	162.37	33.72	0.02	0.07	2.08
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.47	8.10	0.02	0.16	0.15	0.31	2.44	0.05	NA	0.93	NM	107.46	13.40	165.54	NM	0.12	0.88	NM
BHLB	Berkshire Hills Bancorp of MA*	12.09	7.19	0.47	4.11	2.73	0.72	6.34	0.12	513.87	0.92	36.59	121.94	14.74	204.84	23.74	0.56	1.59	58.33
BRBI	Blue River Bancshares of IN	7.89	6.32	0.74	9.62	6.50	0.76	9.83	1.42	50.24	0.96	15.38	138.96	10.97	173.43	15.04	0.00	0.00	0.00
BOFI	Bofi Holding, Inc. Of CA	9.15	9.15	0.55	5.98	5.13	0.44	4.78	NA	NA	0.29	19.50	102.50	9.38	102.50	24.38	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.21	5.21	0.57	11.71	9.76	0.54	11.05	0.01	NA	0.64	10.24	111.95	5.83	111.95	10.85	0.20	1.82	18.69
BRKL	Brookline Bancorp, Inc. of MA*	26.33	24.35	1.00	3.67	2.38	1.00	3.67	0.04	NA	1.34	NM	157.56	41.49	170.35	NM	0.34	2.25	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.42	21.42	1.16	6.58	2.52	1.16	6.58	0.05	688.42	0.63	39.67	205.88	44.09	205.88	39.67	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.46	11.35	0.39	3.47	2.94	0.43	3.80	1.74	59.96	1.41	34.05	120.57	13.81	121.70	31.09	0.48	3.36	NM
CFFN	Capitol Fd Fn MHC of KS (29.7)	10.36	10.36	0.71	6.99	2.46	0.70	6.91	0.14	43.00	0.09	NM	283.55	29.38	283.55	NM	2.00	6.08	NM
CEBK	Central Bncrp of Somerville MA*	7.29	6.88	0.56	7.57	6.38	0.52	7.08	0.02	NA	0.91	15.68	117.74	8.59	124.89	16.76	0.72	2.48	38.92
CFBK	Central Federal Corp. of OH	15.23	15.23	-1.91	-15.81	-9.56	-1.93	-16.04	0.46	186.88	1.19	NM	112.75	17.17	112.75	NM	0.36	4.85	NM
CHFN	Charter Fincl MHC of GA (19.1)	24.38	23.86	1.27	5.17	1.88	0.72	2.96	0.53	106.56	1.60	NM	273.60	66.71	279.56	NM	1.80	4.84	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	25.63	25.63	0.77	2.83	1.85	0.77	2.83	0.08	339.50	0.36	NM	158.09	40.52	158.09	NM	0.28	2.35	NM
CTZN	Citizens First Bancorp of MI	10.19	9.40	0.59	5.47	3.63	0.65	6.01	1.38	59.30	0.94	27.54	148.04	15.08	160.39	25.06	0.36	1.18	32.43
CSBC	Citizens South Banking of NC	13.59	12.19	0.60	4.31	2.96	0.73	5.24	0.53	137.65	1.07	33.81	146.83	19.96	163.74	27.80	0.30	2.40	NM
CSBK	Clifton Svg Bp MHC of NJ(44.0)	23.76	23.76	0.50	2.11	1.33	0.50	2.11	NA	NA	0.31	NM	161.31	38.34	161.31	NM	0.20	1.90	NM
CFCP	Coastal Fin. Corp. of SC	6.28	6.28	1.18	18.63	6.48	1.17	18.43	0.31	248.24	1.21	15.43	272.89	17.12	272.89	15.61	0.20	1.44	22.22
COBK	Colonial Banc MHC of NJ (46.0)	10.65	10.65	0.58	7.45	3.33	0.57	7.27	0.02	NA	0.73	30.00	155.11	16.51	155.11	30.75	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	12.80	5.42	1.42	11.21	9.33	1.43	11.30	0.16	320.05	0.66	10.72	114.48	14.65	270.55	10.64	0.30	2.12	22.73
CFFC	Community Fin. Corp. of VA	8.22	8.21	1.05	12.96	8.89	1.08	13.35	0.21	340.57	0.85	11.25	138.04	11.34	138.12	10.92	0.48	2.13	24.00
DCOM	Dime Community Bancshars of NY*	9.33	7.55	1.11	12.63	6.85	1.20	13.66	0.03	NA	0.60	14.59	181.24	16.91	223.79	13.49	0.56	3.92	57.14
ESBF	ESB Financial Corp. of PA	6.85	4.39	0.53	7.39	5.93	0.64	8.98	0.27	95.99	0.84	16.87	122.13	8.36	190.48	13.89	0.40	3.39	57.14
ESBK	Elmira Svgs Bank, FSB of NY*	6.83	6.73	0.86	12.37	8.79	0.95	13.60	0.24	257.37	1.01	11.37	138.85	9.49	141.01	10.34	0.80	3.05	34.63
FFDF	FFD Financial Corp of Dover OH	11.37	11.37	0.89	7.54	5.24	0.62	5.28	NA	NA	0.56	19.09	139.63	15.87	139.63	27.27	0.48	2.29	43.64
FMCO	FMS Fin Corp. of Burlington NJ	6.10	5.95	0.54	9.20	5.69	0.54	9.20	0.18	227.24	1.13	17.56	157.03	9.57	160.94	17.56	0.12	0.66	11.65
FFCO	FedFirst Fin MHC of PA (45.0)	16.41	16.02	-0.05	-0.37	-0.20	0.23	1.86	0.11	273.97	0.47	NM	146.72	24.07	150.22	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	5.93	5.54	0.57	9.22	7.03	0.52	8.51	NA	NA	0.66	14.23	130.65	7.75	139.94	15.42	0.56	3.03	43.08
FFFL	Fidelity Bankshares, Inc of FL	6.87	6.39	0.85	12.01	4.20	0.84	11.83	0.22	176.94	0.51	23.83	271.59	18.67	292.29	24.19	0.32	1.02	24.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 21, 2006

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FBTC	First BancTrust Corp of IL	9.51	9.14	0.52	4.69	4.38	0.40	3.63	0.65	149.55	1.66	22.81	109.91	10.45	114.38	29.49	0.24	1.99	45.28
FBEI	First Bancorp of Indiana of IN	10.20	9.53	0.59	5.60	5.17	0.75	7.18	0.16	177.63	0.46	19.34	109.68	11.19	117.41	15.07	0.60	2.93	56.60
FBSI	First Bancshares, Inc. of MO	11.15	10.99	-0.20	-1.77	-1.78	-0.14	-1.31	NA	NA	1.36	NM	101.40	11.31	102.90	NM	0.16	0.92	NM
FCAP	First Capital, Inc. of IN	9.59	8.22	0.08	0.86	0.73	0.08	0.80	0.90	53.29	0.67	NM	NM	113.85	NM	NM	0.68	3.53	NM
FCFL	First Community Bk Corp of FL	8.98	8.84	1.01	11.21	3.75	0.99	10.91	NA	NA	1.24	26.64	260.28	23.37	264.36	27.36	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.42	7.78	0.92	8.66	6.69	0.93	8.71	0.37	255.28	1.15	14.95	125.86	13.12	168.60	14.87	0.96	3.55	53.04
FFSW	First Fed Banc of SW Inc of NM	9.21	8.14	0.88	12.16	7.11	0.80	11.07	NA	NA	0.87	14.06	123.92	11.41	140.12	15.44	0.28	1.78	25.00
FFFS	First Fed Serv MHC of IL(45.0)(8)	26.91	26.91	1.36	5.06	2.40	1.36	5.06	0.01	NA	0.37	NM	207.90	55.94	207.90	NM	0.44	2.20	NM
FFNM	First Fed of N. Michigan of MI	12.97	11.39	0.16	1.43	1.47	0.38	3.36	1.57	31.88	0.70	NM	80.71	10.46	91.88	28.79	0.20	2.11	NM
FFBH	First Fed. Bancshares of AR	9.13	9.13	0.97	10.24	6.25	0.91	9.58	1.65	15.03	0.29	16.01	160.89	14.70	160.89	17.11	0.56	2.26	36.13
FFBI	First Federal Bancshares of IL	6.28	5.82	0.28	4.06	4.07	0.24	3.40	0.40	70.98	0.54	24.54	105.83	6.65	114.14	29.29	0.48	2.64	64.86
FFSX	First Federal Bankshares of IA	11.64	8.48	0.50	4.10	3.80	0.39	3.23	1.30	72.99	1.20	26.28	111.37	12.96	152.91	33.34	0.40	1.79	47.06
FFCH	First Fin. Holdings Inc. of SC	6.71	5.83	1.06	15.61	7.10	1.01	14.91	0.33	169.06	0.71	14.09	217.29	14.58	249.96	14.75	0.96	3.06	43.05
FFHS	First Franklin Corp. of OH	8.28	8.28	0.44	5.11	4.69	0.57	6.54	1.47	29.26	0.52	21.33	107.82	8.93	107.82	16.67	0.36	2.25	48.00
FKFS	First Keystone Fin., Inc of PA	5.42	5.42	0.10	1.82	1.27	0.00	-0.07	0.97	70.85	1.14	NM	148.69	8.06	148.69	NM	0.44	2.15	NM
FMSB	First Mutual Bncshrs Inc of WA*	5.53	5.53	0.99	16.58	7.39	0.90	15.05	0.08	NA	1.13	13.54	233.01	12.87	233.01	14.92	0.40	1.52	20.51
FNFG	First Niagara Fin. Group of NY*	17.05	7.61	1.16	6.83	6.01	1.16	6.83	0.28	317.66	1.34	16.63	113.58	19.36	254.46	16.63	0.44	3.15	52.38
FNFI	First Niles Fin., Inc. of OH	16.65	16.65	1.06	6.46	5.39	0.70	4.25	0.95	79.04	1.53	18.55	119.09	19.82	119.09	28.20	0.64	4.54	NM
FPTB	First PacTrust Bancorp of CA	10.30	10.30	0.67	6.11	3.68	0.67	6.11	NA	NA	0.68	27.14	167.78	17.27	167.78	27.14	0.58	1.96	53.21
FPFC	First Place Fin. Corp. of OH	9.52	6.92	0.96	10.16	6.93	0.82	8.72	0.62	120.39	0.95	14.44	140.48	13.37	193.15	16.83	0.56	2.39	34.57
FBNW	FirstBank NW Corp. of WA(8)	9.37	7.06	0.96	10.54	7.08	0.85	9.33	0.30	343.51	1.36	14.12	142.80	13.38	189.57	15.96	0.40	2.18	30.77
FFIC	Flushing Fin. Corp. of NY*	7.43	7.27	1.02	13.65	6.97	1.04	13.88	0.10	260.40	0.33	14.34	186.46	13.86	190.59	14.11	0.44	2.56	36.67
FBTX	Franklin Bank Corp of TX*	7.44	3.93	0.64	8.51	5.78	0.56	7.45	0.69	43.13	0.35	17.29	136.03	10.13	257.58	19.77	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	14.38	14.38	0.09	0.62	0.75	0.52	3.61	2.02	159.49	7.10	NM	82.32	11.84	82.32	22.79	0.40	2.31	NM
PEDE	Great Pee Dee Bancorp of SC	12.21	11.85	0.65	4.82	4.58	0.64	4.76	0.61	133.54	1.02	21.83	105.37	12.87	108.54	22.14	0.64	4.13	NM
GAFC	Greater Atlant. Fin Corp of VA(8)	3.96	3.67	-1.14	-25.37	-25.85	-1.64	-36.67	0.59	62.25	0.61	NM	119.91	4.74	129.27	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.2)*	11.34	11.34	0.86	7.76	4.19	0.86	7.76	0.37	114.89	0.71	23.85	179.63	20.36	179.63	23.85	0.46	3.16	NM
HFFC	HF Financial Corp. of SD	5.89	5.36	0.49	8.04	6.74	0.69	11.30	0.50	111.85	0.73	14.83	117.66	6.93	129.30	10.55	0.41	2.49	36.94
HMNF	HMN Financial, Inc. of MN	9.36	8.96	1.11	12.42	7.31	1.00	11.17	0.39	226.06	1.18	13.67	162.17	15.17	169.44	15.20	0.96	2.82	38.55
HARB	Harbor Florida Bancshrs of FL	10.81	10.69	1.61	15.20	5.28	1.55	14.58	0.09	771.35	0.81	18.92	271.92	29.41	275.13	19.72	1.10	2.95	55.84
HARL	Harleysville Svgs Fin Cp of PA	6.29	6.29	0.64	10.33	7.16	0.64	10.25	0.02	NA	0.53	13.96	139.94	8.80	139.94	14.07	0.64	3.67	51.20
HWFG	Harrington West Fncl Grp of CA	5.22	4.64	0.75	14.78	9.78	0.74	14.49	NA	NA	0.83	10.23	143.31	7.49	161.41	10.43	0.50	3.15	32.26
HBOS	Heritage Fn Gp MHC of GA(30.0)	18.97	18.97	0.81	5.94	2.13	0.81	5.94	0.25	390.71	1.42	NM	199.02	37.76	199.02	NM	0.20	1.64	NM
HIFS	Hingham Inst. for Sav. of MA*	7.71	7.71	0.98	12.53	7.23	0.98	12.53	0.03	NA	0.67	13.83	166.03	12.80	166.03	13.83	0.80	2.06	28.47
HCFC	Home City Fin. Corp. of OH	8.97	8.80	0.55	6.40	6.35	0.70	8.13	0.59	155.59	1.07	15.74	98.13	8.80	100.00	12.39	0.44	2.80	44.00
HOME	Home Fed Bncp MHC of ID (39.8)	13.97	13.97	0.94	6.33	3.08	0.94	6.33	0.03	NA	0.62	32.44	202.47	28.29	202.47	32.44	0.22	1.58	51.16
HFBC	HopFed Bancorp, Inc. of KY	7.79	7.00	0.68	10.37	7.20	0.62	9.54	0.19	327.12	1.00	13.89	114.93	8.96	127.95	15.10	0.48	3.06	42.48
HCBK	Hudson City Bancorp, Inc of NJ*	17.23	17.23	1.11	6.45	3.76	1.11	6.45	0.07	134.60	0.17	26.58	151.02	26.03	151.02	26.58	0.30	2.26	60.00
ICBC	Independence Comm Bnk Cp of NY(8)*	11.98	5.41	1.17	9.33	6.19	1.16	9.26	0.22	238.99	0.82	16.15	150.68	18.05	333.57	16.28	1.08	2.58	41.70
IFSB	Independence FSB of DC	10.13	10.13	0.15	1.57	1.41	-0.43	-4.35	NA	NA	0.46	NM	115.80	11.74	115.80	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(45.7)*	17.31	17.31	0.19	1.61	0.65	0.54	4.48	0.09	125.40	0.25	NM	181.78	31.46	181.78	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.91	6.77	0.35	4.40	3.42	0.33	4.11	0.65	111.95	1.29	29.27	129.88	10.28	151.90	31.36	0.30	2.28	66.67
JFBI	Jefferson Bancshares Inc of TN	25.46	25.46	1.04	3.75	3.47	1.04	3.75	0.25	289.38	0.97	28.78	114.70	29.21	114.70	28.78	0.24	1.85	53.33
KFED	K-Fed Bancorp MHC of CA (38.5)	12.37	11.77	0.74	5.32	2.64	0.74	5.32	0.15	222.40	0.39	37.85	200.16	24.75	210.29	37.85	0.28	2.18	NM
KNBT	KNBT Bancorp, Inc. of PA	12.21	8.00	0.73	5.42	4.12	0.80	5.89	0.30	174.13	1.08	24.28	133.79	16.34	204.27	22.33	0.28	1.67	40.58
KFFB	KY Fst Fed Bp MHC of KY (45.0)	24.77	18.96	0.78	3.23	2.09	0.85	3.52	0.49	56.17	0.47	NM	139.34	34.51	182.01	NM	0.40	3.80	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.55	20.51	0.86	3.75	1.75	0.61	2.66	0.07	411.41	0.88	NM	196.85	48.33	235.68	NM	0.20	1.46	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	0.77	7.08	5.08	1.04	9.51	0.01	NA	1.76	19.68	136.36	15.66	136.36	14.64	0.56	3.06	60.22
LSBI	LSB Fin. Corp. of Lafayette IN*	8.96	8.96	0.92	10.51	7.82	0.87	9.89	2.83	27.00	0.83	12.78	130.61	11.70	130.61	13.58	0.68	2.41	30.77
LSBK	Lake Shore Bnp MHC of NY(47.0)	14.75	14.75	0.65	4.38	3.38	0.66	4.50	0.43	85.64	0.60	29.57	129.38	19.09	129.38	28.75	0.00	0.00	0.00
LARL	Laurel Capital Group Inc of PA	9.03	8.00	0.66	7.40	4.70	0.66	7.33	0.22	299.10	0.92	21.26	156.09	14.09	176.19	21.47	0.80	3.65	NM
LEGC	Legacy Bancorp, Inc. of MA*	18.78	18.38	-0.56	-4.06	-2.82	-0.46	-3.37	0.12	467.33	0.76	NM	102.68	19.28	104.90	NM	0.12	0.82	NM
LNCB	Lincoln Bancorp of IN	11.83	8.61	0.14	1.18	1.25	0.24	1.98	0.45	154.25	0.96	NM	95.41	11.29	131.11	NM	0.56	3.17	NM
MAFB	MAF Bancorp, Inc. of IL	9.25	5.69	1.00	10.61	6.97	0.94	9.92	0.30	114.23	0.50	14.35	140.32	12.97	228.19	15.35	1.00	2.26	32.47
MFBC	MFB Corp. of Mishawaka IN	7.29	6.55	0.42	5.89	5.48	0.34	4.82	1.81	87.84	2.17	18.25	106.32	7.75	118.31	22.28	0.54	1.78	32.53
MGYR	Magyar Bancorp MHC of NJ(46.0)*	12.30	12.30	0.42	3.43	2.35	-0.08	-0.63	0.20	408.46	1.13	NM	145.94	17.95	145.94	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA*	11.69	11.57	0.81	7.02	5.24	0.76	6.57	0.03	487.55	0.56	19.10	136.76	15.99	138.20	20.40	1.08	3.29	62.79
MTXC	Matrix Bancorp, Inc. of CO	8.69	8.69	0.08	1.35	0.57	0.17	2.91	1.03	46.67	0.73	NM	149.45	12.99	149.45	NM	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.84	7.80	0.68	8.72	5.98	0.69	8.84	NA	NA	1.22	16.73	144.36	11.31	145.00	16.52	0.40	3.07	51.28
CASH	Meta Financial Group of IA	5.58	5.13	-0.11	-1.94	-1.51	-0.10	-1.83	1.16	82.73	1.69	NM	133.67	7.46	145.41	NM	0.52	2.31	NM
MCBF	Monarch Community Bncrp of MI	14.65	10.68	0.52	3.60	4.74	0.39	2.73	1.31	79.93	1.26	21.11	74.85	10.96	102.70	27.80	0.24	2.11	44.44
MFSF	MutualFirst Fin. Inc. of IN	9.14	7.70	0.72	7.33	7.04	0.70	7.18	1.03	81.15	0.97	14.21	103.25	9.44	122.56	14.51	0.56	2.76	39.16
NASB	NASB Fin, Inc. of Grandview MO	9.63	9.44	1.61	16.72	8.24	0.81	8.45	0.95	49.76	0.55	12.14	196.06	18.88	200.11	24.03	0.90	2.58	31.36
NHTB	NH Thrift Bancshares of NH	7.24	5.32	0.84	11.60	7.74	0.80	11.03	0.04	NA	0.85	12.93	145.08	10.50	197.13	13.59	0.50	3.17	40.98
NVSL	Naug Vlly Fin MHC of CT (45.0)	14.34	14.27	0.62	3.70	2.34	0.62	3.70	0.10	550.73	0.73	NM	159.70	22.90	160.42	NM	0.20	1.87	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.39	6.60	0.00	0.00	0.00	-1.58	-18.88	1.90	30.50	0.79	NM	84.01	7.05	106.77	NM	0.08	1.10	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 21, 2006

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
NEBS	New England Bnchrs Inc. of CT	22.61	21.88	0.65	2.88	2.73	0.65	2.88	0.32	195.90	1.07	36.67	105.57	23.87	109.13	36.67	0.12	1.09	40.00
NMIL	Newmil Bancorp, Inc. of CT*	6.08	5.14	1.09	16.40	7.54	1.11	16.63	0.18	311.26	0.99	13.26	222.73	13.53	263.06	13.08	0.88	3.04	40.37
FFFD	North Central Bancshares of IA	9.13	8.10	1.05	11.63	8.65	1.15	12.64	0.36	192.48	0.77	11.56	131.13	11.97	147.68	10.64	1.32	3.43	39.64
NWSB	Northwest Bcrp MHC of PA(40.0)*	9.04	6.54	0.90	9.92	4.65	0.89	9.83	0.74	69.77	0.72	21.51	210.65	19.04	291.21	21.70	0.64	2.61	56.14
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.13	11.13	0.56	5.08	2.83	0.56	5.08	0.02	NA	0.42	35.29	178.73	19.90	178.73	35.29	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.76	6.70	0.96	13.85	6.44	0.57	8.26	0.09	558.46	0.61	15.52	215.55	14.57	217.55	26.03	0.80	3.41	52.98
ONFC	Oneida Fincl MHC of NY (44.0)*	12.26	8.98	0.90	7.37	4.47	0.83	6.79	0.05	870.67	0.87	22.35	162.39	19.92	221.79	24.26	0.44	3.86	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	13.08	10.99	0.66	4.36	2.92	0.60	3.96	0.03	NA	0.82	34.21	148.94	19.48	177.24	37.63	0.24	2.13	72.73
PVFC	PVF Capital Corp. of Solon OH	7.72	7.72	0.63	7.92	6.85	0.56	7.10	1.71	29.01	0.58	14.60	113.23	8.74	113.23	16.28	0.30	3.02	44.12
PPBI	Pacific Premier Bncrp of CA	7.69	7.69	1.12	14.87	11.76	1.10	14.65	0.27	160.70	0.49	8.50	117.96	9.07	117.96	8.63	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.07	9.07	1.24	14.00	8.24	1.23	13.91	0.30	139.92	0.62	12.13	164.77	14.95	164.77	12.21	0.92	4.74	57.50
PFED	Park Bancorp of Chicago IL	12.49	12.49	0.25	2.07	1.64	0.21	1.73	2.04	48.56	1.47	NM	128.40	16.03	128.40	NM	0.72	2.11	NM
PVSA	Parkvale Financial Corp of PA	6.50	4.75	0.70	11.31	8.14	0.68	10.91	0.39	209.70	1.21	12.28	133.00	8.65	182.02	12.73	0.80	2.83	34.78
PRTR	Partners Trust Fin. Grp. of NY*	13.47	6.73	0.85	5.96	5.83	0.85	5.96	0.18	538.50	1.68	17.16	105.89	14.26	211.79	17.16	0.28	2.43	41.79
PBHC	Pathfinder BC MHC of NY (35.7)*	7.05	5.62	0.15	2.19	1.58	0.22	3.11	0.82	69.29	0.89	NM	141.18	9.95	177.25	NM	0.41	3.42	NM
PFSB	PennFed Fin. Services of NJ	5.75	5.75	0.74	12.36	6.21	0.75	12.46	0.15	180.22	0.38	16.10	199.16	11.44	199.16	15.97	0.28	1.47	23.73
PFDC	Peoples Bancorp of Auburn IN	13.18	12.65	0.81	6.13	5.68	0.85	6.38	0.46	86.90	0.54	17.59	108.26	14.27	112.83	16.89	0.76	3.60	63.33
PBCT	Peoples Bank MHC of CT (42.1)*	11.79	10.83	1.28	11.09	2.97	1.24	10.75	0.20	340.91	0.84	33.67	361.50	42.62	NM	34.72	1.00	3.00	NM
PCBI	Peoples Community Bcrp. of OH	8.27	5.81	0.21	2.49	2.31	0.30	3.65	1.91	67.60	1.55	NM	100.26	8.29	142.75	29.55	0.60	3.08	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.99	5.14	0.40	5.67	4.67	0.26	3.63	0.53	70.04	0.66	21.41	121.02	8.46	164.66	33.41	0.32	2.34	50.00
PROV	Provident Fin. Holdings of CA	8.76	8.75	1.34	16.94	10.31	0.97	12.20	0.05	NA	0.81	9.70	152.67	13.37	152.75	13.46	0.60	2.04	19.74
PBNY	Provident NY Bncrp, Inc. of NY	14.93	8.45	0.84	5.32	3.79	0.84	5.32	0.20	424.08	1.57	26.40	144.74	21.61	255.81	26.40	0.20	1.52	40.00
PBIP	Prudential Bncp MHC PA (45.0)*	20.48	20.48	0.86	4.64	2.31	0.86	4.64	0.16	79.71	0.30	NM	177.35	36.32	177.35	NM	0.16	1.23	53.33
PULB	Pulaski Fin Cp of St. Louis MO	6.16	6.11	0.99	15.97	5.61	0.98	15.79	0.93	92.00	0.96	17.84	267.46	16.48	269.76	18.05	0.32	2.04	36.36
RPFG	Ranier Pacific Fin Group of WA*	9.48	9.47	0.32	3.00	2.28	0.29	2.77	0.02	NA	1.42	NM	134.14	12.72	134.36	NM	0.24	1.40	61.54
RIVR	River Valley Bancorp of IN	7.00	6.99	0.68	9.13	6.72	0.61	8.29	1.03	68.84	1.01	14.88	134.49	9.42	134.68	16.39	0.78	4.03	60.00
RVSB	Riverview Bancorp, Inc. of WA	12.31	8.65	1.32	10.82	5.63	1.30	10.68	0.11	901.53	1.16	17.76	171.37	21.09	243.82	18.00	0.68	2.54	45.03
RCKB	Rockville Fin MHC of CT (45.0)*	14.28	14.19	0.35	3.38	1.26	0.59	5.63	0.22	380.48	1.00	NM	184.28	26.32	185.47	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY*	30.27	30.27	1.12	4.16	2.93	1.06	3.92	0.31	206.97	0.77	34.14	123.71	37.45	123.71	36.21	0.30	2.51	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.57	11.45	0.52	4.20	2.46	0.50	4.04	0.09	574.49	0.71	NM	172.26	19.94	174.17	NM	0.16	1.46	59.26
SVBI	Severn Bancorp, Inc. of MD	8.60	8.56	1.86	21.99	8.01	1.79	21.16	0.20	443.30	0.95	12.49	249.81	21.49	251.07	12.98	0.22	1.11	13.84
SFFS	Sound Fed Bancorp, Inc. of NY(8)	11.19	9.98	0.44	3.64	1.84	0.47	3.83	0.23	120.34	0.45	NM	198.08	22.17	222.13	NM	0.30	1.45	NM
SSFC	South Street Fin. Corp. of NC	10.68	10.68	0.70	6.18	5.75	0.71	6.30	0.46	60.61	0.37	17.38	106.35	11.36	106.35	17.06	0.40	4.34	NM
SYNF	Synergy Financial Group of NJ	9.78	9.70	0.49	4.51	2.70	0.49	4.51	0.04	NA	0.78	37.08	175.27	17.14	176.77	37.08	0.20	1.38	51.28
THRD	TF Fin. Corp. of Newtown PA	9.48	8.78	0.95	9.93	7.07	0.94	9.79	0.35	115.38	0.54	14.15	138.82	13.16	149.93	14.35	0.76	2.53	35.85
TONE	TierOne Corp. of Lincoln NE	9.59	7.96	1.04	11.29	5.49	1.00	10.85	0.68	140.12	1.09	18.21	193.65	18.57	233.26	18.94	0.24	0.73	13.26
TSBK	Timberland Bancorp, Inc. of WA	13.87	12.52	1.31	9.66	6.52	1.26	9.25	0.52	144.41	1.04	15.34	144.16	19.99	159.73	16.02	0.64	2.20	33.68
TRST	TrustCo Bank Corp NY of NY	7.55	7.55	1.95	24.67	6.52	1.92	24.34	0.11	NA	2.88	15.33	NM	29.34	NM	15.54	0.64	5.57	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.23	17.23	0.65	3.76	2.54	0.65	3.76	0.52	128.99	1.00	39.30	147.57	25.43	147.57	39.30	0.00	0.00	0.00
UCFC	United Community Fin. of OH	10.36	8.98	0.99	9.40	6.46	0.92	8.69	1.11	55.79	0.73	15.47	141.27	14.64	162.93	16.74	0.36	2.95	45.57
UBNK	United Fin Grp MHC of MA(46.6)	15.11	15.11	0.48	5.38	2.12	0.48	5.38	0.37	192.29	1.00	NM	148.49	22.43	148.49	NM	0.20	1.69	NM
WSFS	WSFS Financial Corp. of DE*	6.39	6.34	1.04	14.87	6.64	1.03	14.76	0.14	658.39	1.41	15.07	230.45	14.73	232.38	15.17	0.28	0.44	6.64
WVFC	WVS Financial Corp. of PA	6.51	6.51	0.63	9.33	6.57	0.63	9.25	NA	NA	1.77	15.22	142.39	9.27	142.39	15.35	0.64	3.66	55.65
WFSL	Washington Federal, Inc. of WA	14.15	13.49	1.74	11.92	6.82	1.74	11.92	0.10	306.90	0.38	14.66	170.37	24.11	178.71	14.66	0.80	3.37	49.38
WAUW	Wauwatosa Hlds MHC of WI(31.7)	15.33	15.33	0.44	3.95	1.65	0.44	3.95	1.21	28.72	0.40	NM	190.30	29.16	190.30	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.93	8.38	0.03	0.26	0.19	0.30	3.15	0.24	140.65	0.58	NM	145.68	13.01	155.31	NM	0.48	3.10	NM
WGBC	Willow Grove Bancorp Inc of PA	12.75	6.04	0.63	5.36	2.85	0.78	6.69	0.37	240.63	1.33	35.06	133.85	17.07	282.64	28.05	0.48	2.63	NM

EXHIBIT 2

Pro Forma Analysis Sheet

Exhibit 2
PRO FORMA ANALYSIS SHEET
Chicopee Savings Bank
Prices as of April 21, 2006

rice Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
rice-earnings ratio (x)		P/E	41.06 x	16.97x	14.15x	20.27x	17.92x	19.96x	17.17x
rice-core earnings ratio (x)		P/Core	42.93 x	16.71x	14.35x	16.52x	16.52x	20.95x	17.16x
rice-book ratio (%)	=	P/B	72.26%	146.06%	142.15%	132.32%	136.36%	154.54%	144.36%
rice-tangible book ratio (%)	=	P/TB	72.26%	152.39%	146.85%	150.67%	145.00%	174.19%	164.26%
rice-assets ratio (%)	=	P/A	17.01%	12.20%	12.06%	17.03%	14.74%	17.78%	14.70%

'aluation Parameters

re-Conversion Earnings (Y)	$1,361,000	ESOP Stock Purchases (E)	8.00% (5)
re-Conversion Earnings (CY)	$1,279,000	Cost of ESOP Borrowings (S)	0.00% (4)
re-Conversion Book Value (B)	$43,880,000	ESOP Amortization (T)	20.00 years
re-Conv. Tang. Book Val. (TB)	$43,880,000	RRP Amount (M)	4.00%
re-Conversion Assets (A)	$390,081,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	4.38%	Foundation (F)	7.41%
st. Conversion Expenses (3)(X)	2.16%	Tax Benefit (Z)	2,281,480
ax Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	37.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $77,000,000

2. $$V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $77,000,000

3. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $76,999,998

4. $$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $76,999,998

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $77,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	9,428,935	10.00	$ 94,289,352	754,315	10,183,250	$ 101,832,500
Maximum	8,199,074	10.00	81,990,741	655,926	8,855,000	88,550,000
Midpoint	7,129,630	10.00	71,296,296	570,370	7,700,000	77,000,000
Minimum	6,060,185	10.00	60,601,852	484,815	6,545,000	65,450,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 4.38 percent, and a tax rate of 40.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and EIP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 40.00 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 37.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.00 percent.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Chicopee Savings Bank
At the Minimum

1. Pro Forma Market Capitalization	$65,450,000
Less: Foundation Shares	4,848,150
2. Offering Proceeds	$60,601,852
Less: Estimated Offering Expenses	1,561,979
Net Conversion Proceeds	$59,039,873

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$59,039,873
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	7,854,000
Net Proceeds Reinvested	$51,185,873
Estimated net incremental rate of return	2.63%
Reinvestment Income	$1,345,165
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	157,080
Less: Amortization of Options (4)	440,609
Less: Equity Incentive Plan Vesting (5)	314,160
Net Earnings Impact	$433,315

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$1,361,000	$433,315	$1,794,315
12 Months ended March 31, 2006 (core)	$1,279,000	$433,315	$1,712,315

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$43,880,000	$51,185,873	$1,939,259	$97,005,132
March 31, 2006 (Tangible)	$43,880,000	$51,185,873	$1,939,259	$97,005,132

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$390,081,000	$51,185,873	$1,939,259	$443,206,132

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 40.00 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Chicopee Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$77,000,000
Less: Foundation Shares	5,703,700
2. Offering Proceeds	$71,296,296
Less: Estimated Offering Expenses	1,659,683
Net Conversion Proceeds	$69,636,613

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$69,636,613
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	9,240,000
Net Proceeds Reinvested	$60,396,613
Estimated net incremental rate of return	2.63%
Reinvestment Income	$1,587,223
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	184,800
Less: Amortization of Options (4)	518,364
Less: Equity Incentive Plan Vesting (5)	369,600
Net Earnings Impact	$514,459

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$1,361,000	$514,459	$1,875,459
12 Months ended March 31, 2006 (core)	$1,279,000	$514,459	$1,793,459

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$43,880,000	$60,396,613	$2,281,481	$106,558,095
March 31, 2006 (Tangible)	$43,880,000	$60,396,613	$2,281,481	$106,558,095

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$390,081,000	$60,396,613	$2,281,481	$452,759,095

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 40.00 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Chicopee Savings Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$88,550,000
Less: Foundation Shares	6,559,260
2. Offering Proceeds	$81,990,741
Less: Estimated Offering Expenses	1,757,387
Net Conversion Proceeds	$80,233,354

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$80,233,354
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	10,626,000
Net Proceeds Reinvested	$69,607,354
Estimated net incremental rate of return	2.63%
Reinvestment Income	$1,829,281
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	212,520
Less: Amortization of Options (4)	596,119
Less: Equity Incentive Plan Vesting (5)	425,040
Net Earnings Impact	$595,603

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$1,361,000	$595,603	$1,956,603
12 Months ended March 31, 2006 (core)	$1,279,000	$595,603	$1,874,603

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$43,880,000	$69,607,354	$2,623,704	$116,111,057
March 31, 2006 (Tangible)	$43,880,000	$69,607,354	$2,623,704	$116,111,057

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$390,081,000	$69,607,354	$2,623,704	$462,312,057

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 40.00 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Chicopee Savings Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$101,832,500
Less: Foundation Shares	7,543,150
2. Offering Proceeds	$94,289,352
Less: Estimated Offering Expenses	1,869,747
Net Conversion Proceeds	$92,419,605

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$92,419,605
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	12,219,900
Net Proceeds Reinvested	$80,199,705
Estimated net incremental rate of return	2.63%
Reinvestment Income	$2,107,648
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	244,398
Less: Amortization of Options (4)	685,536
Less: Equity Incentive Plan Vesting (5)	488,796
Net Earnings Impact	$688,918

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$1,361,000	$688,918	$2,049,918
12 Months ended March 31, 2006 (core)	$1,279,000	$688,918	$1,967,918

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$43,880,000	$80,199,705	$3,017,259	$127,096,964
March 31, 2006 (Tangible)	$43,880,000	$80,199,705	$3,017,259	$127,096,964

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$390,081,000	$80,199,705	$3,017,259	$473,297,964

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 40.00 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 40.00 percent.

EXHIBIT 4

Firm Qualifications Statement

RP® FINANCIAL, LC.
Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (25)
- William E. Pommerening, Managing Director (21)
- Gregory E. Dunn, Senior Vice President (23)
- James P. Hennessey, Senior Vice President (20)
- James J. Oren, Senior Vice President (18)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicopee, Commonwealth of Massachusetts on May 11, 2006.

CHICOPEE BANCORP, INC.

By: [signature]
William J. Wagner
President and Chief Executive Officer